

*2026 Notice of
Annual Meeting and
Proxy Statement*

*May 21, 2026
9:00 a.m. MT*

# *Principles of Investment Stewardship*

Royal Gold aspires to be the "gold standard" in everything we do, operating in alignment with the following Mission, Vision and Core Values, and executing our strategy and conducting our business with discipline, consistency, transparency and reliability. Our conduct and efforts continue to contribute to a sustainable and responsible business approach while guiding the way forward on People, Processes and Principles.



## Mission

To shape the future of mine finance through creativity, collaboration and a commitment to mutually beneficial outcomes for all stakeholders



## Vision

To be the gold standard as an employer, a financing partner, an investment and a community member

## Core Values



RESPONSIBILITY



INTEGRITY



PARTNERSHIP



## PEOPLE

Initiative, Ethics, Skills, Cooperation, Culture



## PROCESSES

Enterprise Risk Management, Board and Committee Effectiveness, Portfolio Monitoring, Due Diligence



## PRINCIPLES

Strategy, Consistency, Discipline, Reliability, Transparency

# A Message from the Chair of the Board

**Dear Fellow Stockholders,**

2025 was very successful for Royal Gold, and for a second consecutive year, we reported records for revenue, operating cash flow and earnings. Strong underlying performance from the portfolio allowed us to benefit from a steadily rising gold price throughout the year. We also achieved several strategic objectives that strengthen the Company for the long term, including the completion of substantial acquisitions that add to the scale, growth potential and diversification of our portfolio.



The most significant of these was our acquisition of Sandstorm Gold and Horizon Copper, which was the largest transaction we have ever completed. Your Board reviews growth opportunities as an agenda item in all regular meetings and we were aware of the strategic rationale for a potential Sandstorm and Horizon acquisition long before the beginning of serious discussions in early 2025. Your Board played an active role leading up to those discussions and throughout the entire transaction process to ensure stockholder interests were considered. Several special and regular Board meetings were held to discuss updates as the transaction advanced, and the collective skill set and experience of your Board allowed us to provide the appropriate oversight of each stage of the process. Our extensive involvement confirmed our view that the strategic rationale for the transaction was sound, and we were pleased to see that stockholders agreed. We had very strong stockholder support at our special meeting to approve the transaction, with over 80% of shares represented and over 99% of the votes cast in support.

*"This was a transformational year for Royal Gold, and our activity in 2025 positions us as a premier company in our sector."*

I'll also highlight that we approved the 25th consecutive annual increase to our dividend in 2025. Our long-standing commitment to returning capital to stockholders is unique among our peers, and this increase further cements Royal Gold's position as the company with the longest record of dividend payment and growth in the precious metals sector.

We look forward to reviewing the achievements of 2025 with you, and you are cordially invited to join us virtually for our 2026 annual meeting of stockholders on May 21, 2026, at 9 a.m. Mountain Time. Holders of record of our common stock on March 26, 2026 are entitled to notice of and to vote at the virtual annual meeting. The accompanying notice of virtual annual meeting and proxy statement describe the business to be conducted at the meeting.

On behalf of your Board of Directors, I thank you for your continued support.

Sincerely,

**William Hayes**
Chair of the Board

---

## Please Vote

It is important that your shares are represented and voted at the virtual annual meeting. Even if you expect to log into the virtual annual meeting, please vote your shares as promptly as possible by telephone or the internet or by signing, dating, and returning the proxy card mailed to you if you received a paper copy of this proxy statement.

# Notice of 2026 Annual Meeting of Stockholders

## Items of Business

### Proposal 1

**Election of the two Class III director nominees identified in the accompanying proxy statement**

 **FOR** each director nominee

### Proposal 2

**Approval, on an advisory basis, of the compensation of our named executive officers**

 **FOR**

### Proposal 3

**Ratification of the appointment of Ernst & Young LLP as our independent registered public accountant for the fiscal year ending December 31, 2026**

 **FOR**

Stockholders will transact any other business as may properly be brought before the meeting and any postponement or adjournment of the meeting.

## Meeting Materials

We are providing our "Notice of Internet Availability of Proxy Materials" to stockholders beginning on or about April 3, 2026. This document contains instructions on how you can access our proxy materials online. We are also mailing a full set of our proxy materials to stockholders who previously requested paper copies of the materials. Our proxy materials can also be viewed on our website at www.royalgold.com under "Investor Resources — Proxy Materials."

By Order of the Board of Directors



**David Crandall,** Corporate Secretary
Denver, Colorado
April 3, 2026

 **When**

Thursday, May 21, 2026
9:00 a.m. Mountain Time

 **Where**

You can attend and participate in the meeting by visiting www.virtualshareholdermeeting.com/RGLD2026, where authenticated stockholders will be able to listen to the meeting live, submit questions, and vote. The 2026 annual meeting of stockholders of Royal Gold will be held entirely online via live audio webcast. The webcast is designed to provide stockholders the opportunity to participate virtually to facilitate stockholder attendance and to provide a consistent experience to all stockholders, regardless of location.

 **Who**

You are eligible to vote at the virtual annual meeting and any postponement or adjournment of the meeting if you are a holder of Royal Gold's common stock at the close of business on March 26, 2026 (the "Record Date").

## How to Vote

 **Telephone**
1-800-690-6903

 **Internet**
www.proxyvote.com

 **Mail**
Mark, sign, date, and return the enclosed proxy card or voting instruction form

 **At the Virtual Annual Meeting**
Vote through the online platform

# Table of Contents

# About Royal Gold, Inc.

Royal Gold's business is to acquire and manage precious metals streams, royalties and other similar interests. We are focused on building and managing a diversified and cash-flowing portfolio of interests in producing mines by aligning with experienced operators while creating a pipeline of earlier-stage assets that have the potential to be cash-flowing in the future.

## Streams and Royalties

A **metal stream** is a purchase agreement that provides, in exchange for an upfront deposit payment, the right to purchase all or a portion of one or more metals in an amount determined by reference to production at a mining operation, at a price determined for the life of the transaction by the purchase agreement.

A **royalty** is the right to receive a percentage or other denomination of mineral production from a mining operation, after deducting specified costs (if any).

 ## Business Model

Our business model gives investors exposure to a globally diversified portfolio of mining assets, including producing mines and development and exploration projects, generally without incurring the costs associated with mine operations.

 ## Gold Focused

78% of our revenue for the year ended December 31, 2025 was generated from gold.

 ## Growth

We prioritize investment in long-lived assets in mining-friendly and safe jurisdictions that we expect will provide our stockholders exposure to higher gold prices as well as growth in production and reserves.

 ## Capital Deployment

We seek to maintain a strong balance sheet and sufficient access to liquidity to allow us to invest opportunistically.

 ## Financial Strength

Our high-margin business model supports our preference to finance our growth internally using cash flow from operations and available credit.

 ## Return to Stockholders

We believe in paying a growing and sustainable dividend.

# 2025: A Year of Transformation

We enter 2026 as a **premier company** in our sector,
with a well-diversified, gold-focused portfolio and strong organic growth potential.



## $5.4B of Acquisitions

Our $4.1 billion acquisition of Sandstorm Gold and Horizon Copper and $1.0 billion stream agreement at the Kansanshi copper-gold mine headline a transformative year for Royal Gold.

## $1.2B Return to stockholder

$1.2 billion returned to stockholders since our first dividend payment in 2000, and the 25th consecutive year in which we announced a dividend increase. This history of dividend payment and growth is unique in the precious metals sector and Royal Gold is the only precious metals company in the S&P High Yield Dividend Aristocrats Index.



## $1.0B Record Revenue

Strong financial performance in 2025 with record revenue of $1.0 billion, operating cash flow of $0.7 billion, and earnings of $0.5 billion.



## Available liquidity of $1.1B

Available liquidity of $756.5 million as of December 31, 2025, representing approximately $256.5 million in working capital and $500 million undrawn and available under our revolving credit facility, plus $300 million repaid after year end.



## Production volume of 300,300 GEOs*

Robust production volume of 300,300 GEOs* for 2025.

---

\*  Gold equivalent ounces or "GEOs" are calculated as Royal Gold's total revenue for 2025 of $1,030 million divided by the average London Bullion Market Association ("LBMA") PM gold fixing price for 2025 of US$3,432 per ounce.

# Proxy Statement Summary

This summary highlights selected information contained elsewhere in this proxy statement. We encourage you to read the entire proxy statement before voting.

## Voting Roadmap

### Proposal 1

### Election of two Class III Director Nominees to Serve until the 2029 Annual Meeting

The Board recommends you vote FOR each director nominee. These individuals bring a range of relevant experience and overall diversity of perspectives that is essential to good governance and leadership of Royal Gold.

*(see page 11)*

### Proposal 2

### Advisory Vote on Executive Compensation

The Board recommends you vote FOR this "say-on-pay" advisory proposal because the Board believes that our compensation policies and practices are effective in achieving our compensation goals of paying a competitive salary, providing attractive annual and long-term incentives to reward growth, and linking management interests with stockholder interests.

*(see page 39)*

### Proposal 3

### Ratification of Appointment of Ernst & Young LLP as Independent Auditor for 2026

The Board recommends you vote FOR this proposal. Our Audit Committee has selected Ernst & Young LLP to serve as our independent registered public accounting firm for 2026 and is asking stockholders to ratify this selection.

*(see page 70)*

# Election of Directors

## Class III Director Nominees at a Glance

Our Board is comprised of seven directors divided into three classes, with each class serving a term of three years. The following table summarizes important information about each director nominee standing for election to the Board for a three-year term expiring at our annual meeting in 2029.



### Fabiana Chubbs

- Independent director since 2020
- Audit Committee member, with public company CFO and Big Four audit experience
- CNG Committee member
- Retired mining executive
- Age 60



### Sybil Veenman

- Independent director since 2017
- Corporate governance and legal expert
- Chair of the CNG Committee
- Retired mining executive
- Age 62

## Other Directors at a Glance

| Director Name & Current Position | Age | Director Since | Independent | Board Committees | |
|---|---|---|---|---|---|
| | | | | Audit Committee | CNG Committee |
| **Class I Directors (Term Expires 2027)** | | | | | |
| **William Heissenbuttel** <br> President and CEO | 60 | 2020 | | | |
| **Jamie Sokalsky** <br> Retired Mining Executive <br> Chair of the Audit Committee | 68 | 2015 | ● | ● | |
| **Class II Directors (Term Expires 2028)** | | | | | |
| **William Hayes** <br> Retired Mining Executive <br> Chair of the Board | 81 | 2008 | ● | | ● |
| **Mark Isto** <br> Non-Independent Director *(Former EVP and COO)* <br> Experienced Mine Operator <br> Strong Technical Experience | 66 | 2025 | | | |
| **Ronald Vance** <br> Retired Mining Executive <br> Corporate and Business Development Expert | 73 | 2013 | ● | ● | |

# Board Characteristics

Our Board regularly evaluates desired backgrounds in light of the Company's strategy and evolving needs. We believe our continuing directors and director nominees bring a well-rounded range of backgrounds, viewpoints, skills and experiences, and represent an effective mix of deep Company knowledge and fresh perspectives.



**Range of Tenure**

0-10

10+

Average Tenure: 9 Years

**Mix of Age**

<65

65+

Average Age: 67 Years

**Independent Oversight**

**5 of 7** are Independent

Both Board Committees are Independent

\* *Tenure and age as of April 3, 2026*



**Backgrounds and Experiences**

Mining Industry Experience

Technical Mining Experience

Business Development/Capital Markets/ Banking Finance/M&A

Board Service at Other Public Companies

CEO, CFO or Other Management Experience

Accounting

Corporate Governance

Information Technology/Cybersecurity

■ Full Experience    ■ Some Experience

# 2025 Executive Compensation Overview

The following table summarizes compensation for our named executive officers ("NEOs") during 2025. Please see the Summary Compensation Table and accompanying footnotes beginning on page 60 for additional information. All amounts are in U.S. dollars.

| Name and Principal Position | Salary | Bonus | Non-Equity Incentive Plan Compensation | Stock Awards | All Other Compensation | Total Compensation |
|---|---|---|---|---|---|---|
| **William Heissenbuttel** President and CEO | $918,000 | $100,000 | $1,400,000 | $2,759,437 | $52,647 | $5,230,084 |
| **Paul Libner** SVP and CFO | $492,000 | $50,000 | $615,000 | $1,056,710 | $42,638 | $2,256,348 |
| **Daniel Breeze** SVP Corp Dev, RGLD Gold AG | $552,609 | $50,000 | $690,158 | $1,117,846 | $67,083 | $2,477,696 |
| **Martin Raffield** SVP Operations | $475,000 | $50,000 | $591,000 | $1,018,632 | $44,294 | $2,178,926 |
| **Randy Shefman** SVP and GC | $475,000 | $50,000 | $592,000 | $1,018,632 | $44,409 | $2,180,041 |

# Compensation Framework

Our executive compensation program consists of base salary, a short-term cash incentive, long-term equity incentive awards, and modest fixed benefits consistent with benefits offered to all of our employees. The majority of target compensation for our chief executive officer is performance-based and not guaranteed. We also emphasize long-term equity ownership to better align our executives' interests with our stockholders' interests.

| CEO | Element | When | 2025 Performance Measures | Measuring Period | How Payout Determined | Other NEOs |
|---|---|---|---|---|---|---|
| Cash — 20.6% | **Salary** | Reviewed Annually | Individual experience and performance | Ongoing | Benchmarking, individual experience, and performance | 25.4% |
| Cash — 22.6% | **Short-Term Incentive** | Awarded Annually | Financial, operational, strategic, and individual measures (page 49) | One Year | CNG Committee verification of performance as compared to preestablished measures | 22.9% |
| Equity — 55.6% | **Restricted Shares** | Awarded Annually | Service conditions (page 53) | Ratable vesting over 3 years | Continued service through vesting period | 49.2% |
| | **Performance Shares** | | Total stockholder return ("TSR") percentile compared to our peer group (page 53) | 3-year performance period | CNG Committee verification of TSR percentile compared to our peer group and continued service through vesting period | |
| Other — 1.2% | **Benefits** | | | | | 2.5% |

## Pay-for-Performance Alignment

| | Short- and Long-Term Performance Measures | Designed to Promote Achievement of our Business Strategy | 2025 Achievement | Results |
|---|---|---|---|---|
| Short-Term Incentive | Gross GEO Production(1) | Gold-focused portfolio; capital deployment | 143% of target opportunity | Short-term incentive awards for 2025 paid out at between 138.3% and 138.8% of target for NEOs |
| | Net GEOs in Reserves/ Resources(2) | Gold-focused portfolio; capital deployment; growth | 200% of target opportunity | |
| | Expense Control— Adjusted Cash G&A Expense(3) | Financial flexibility and discipline | 40% of target opportunity | |
| | Stewardship and Risk Management | Financial flexibility and discipline; portfolio management; preparedness and compliance | 150% of target opportunity | |
| | Individual Performance | Management development; investment stewardship initiatives; succession planning | Varies by NEO | |
| Long-Term Incentive | Restricted Shares | Executive retention and share price performance | | 22,773 shares vested in 2025 for our NEOs |
| | Performance Shares (TSR) | Stockholder return compared to our peer group | March 2023 awards: 20th Percentile TSR (below threshold) | Zero shares vested for our NEOs based on performance period ending 2025 |

(1) Gross GEO Production equals (a) our revenue, adjusted to keep metal prices constant at budgeted metal prices, divided by (b) the budgeted gold price. Budgeted metal prices for 2025 were $2,550 per ounce for gold, $30 per ounce for silver, and $4 per pound for copper.

(2) Net GEOs in Reserves and M&I Resources equals the sum of our estimated mineral reserves and mineral resources (measured for producing and development properties only), net of our cost of sales, multiplied by the applicable budgeted metal price and divided by the budgeted gold price. Our mineral reserves and mineral resources and our cost of sales are adjusted to keep metal prices constant at budgeted metal prices. The target and award amounts were determined by reference to the change in net GEOs in reserves and M&I resources from December 1, 2024 to November 30, 2025.

(3) Adjusted Cash G&A Expense equals our cash general and administrative expense less (a) litigation expense, (b) charitable contributions (unless in excess of the budgeted amount), and (c) other extraordinary items, if any.

See detailed discussion of short-term and long-term incentive programs on pages 49 and 53, respectively.

*Election of Directors*

Our Board recommends that our stockholders vote **FOR** each director nominee.

## Proposal 1

# Election of Directors

Our Board consists of seven directors divided into three classes. Each class serves for a staggered three-year term. The Class III directors elected at our 2026 annual meeting will serve until our 2029 annual meeting or until their successors are elected and qualified or their earlier death or resignation.

Our Board has nominated Fabiana Chubbs and Sybil Veenman to stand for reelection as Class III directors at our 2026 annual meeting. Each nominee was nominated by our Board based on the recommendation of the CNG Committee. In making these nominations, our Board and CNG Committee considered each nominee's experience, qualifications, and skills as described below. Ms. Chubbs and Ms. Veenman are currently serving on our Board and were most recently elected by stockholders at our 2023 annual meeting.

Each nominee has consented to serve as a director if elected. We have no reason to believe that either nominee will be unable or unwilling to serve if elected. However, if that occurs prior to the annual meeting, proxies may be voted for another person nominated as a substitute by the Board or the Board may reduce the number of directors.

## Recommendation

The Board unanimously recommends that you vote "FOR" each director nominee. Ms. Chubbs and Ms. Veenman bring a range of relevant experience and perspectives that are essential to good governance and leadership of Royal Gold.

## Vote Required for Approval

Each director must be elected by the majority of votes cast at the annual meeting, with a quorum present. This means the number of shares voted for a nominee must exceed the number of shares voted against the nominee. Ms. Chubbs and Ms. Veenman have each tendered to the Board a contingent, irrevocable resignation that will become effective only if the nominee fails to receive the required majority vote and the Board accepts the resignation. If Ms. Chubbs or Ms. Veenman does not receive a majority of the votes cast, the CNG Committee will make a recommendation to the Board whether to accept or reject the resignation or whether some other action should be taken. The Board will act, taking into account the recommendation of the CNG Committee, and publicly disclose its decision and the rationale behind its decision within 90 days after the date of the certification of the election results. The director at issue will not participate in the discussion or decision of the Board.

# Board Characteristics

**100%**

Executive Experience in the Mining Industry

**71%**

Independent

**67**

Average Age

**9**

Average Tenure in Years

# Our Board Nominees

## Board Skills and Experience

Our Board is comprised of an experienced, highly-engaged group of individuals that provides strong, effective oversight of our Company. Both individually and collectively, our directors have the relevant qualifications and skills that contribute to our Board's oversight of our operations and long-term priorities, including our growth strategy. Importantly, each director and director nominee has senior executive experience, including having served as a CEO or high-level executive of a large and complex global organization, and leadership experience in the mining industry, which is particularly relevant to our business as a leading metal stream and royalty company.

**Mining Experience**

Central to understanding our business drivers

**Executive Leadership**

Valuable insights arising from accomplished careers

**Growth Perspective**

Experience weighing risk and reward to drive long-term value creation

**Strategy Alignment**

Our Board has the experience and expertise that aligns with these important facets of our long-term strategy

This experience, along with the other skills and attributes discussed on the following pages and described under "Director Nomination Process" on page 23, is a key consideration in evaluating the composition of our Board. All of our Board members possess the following key attributes and skills, which are critical to a well-functioning board:

- A high level of integrity and ethics
- Leadership, diplomacy, and overall business acumen
- Ability to devote significant time to Board duties
- Business and professional achievements
- Ability to represent the interests of all stockholders
- Ability to amicably raise and discuss different perspectives

- Willingness to build consensus and collaborate with other directors
- Understanding of the advisory and proactive oversight responsibility of our Board
- Ability to leverage management's expertise to stay informed on emerging issues
- Willingness to share feedback and receive input both within and outside regularly scheduled Board meetings

In addition, our Board members and director nominees contribute the individual experiences, qualifications, and skills depicted in the following matrix. The matrix is intended as a high-level summary and not an exhaustive list. Our Board members and director nominees have acquired these experiences, qualifications, and skills through education, direct experience, and oversight responsibilities.

## Board Skills Matrix

 **Mining Industry Experience:** Mining, metals or other extractives industry experience assists in understanding our business drivers, operations, key performance indicators, long-term return-on-investment horizons and competitive environment.

 **Technical Mining Experience:** It is important that our Board includes one or more members with experience in open-pit and underground mines, including oversight of associated health and safety matters, as well as experience with exploration, geology, metallurgy, and mining practices.

 **Business Development/Capital Markets/Banking/Finance/M&A:** Experience with capital markets, banking transactions and mergers and acquisitions provides the knowledge and skills necessary to evaluate and oversee the design and implementation of our financing and capital allocation strategies.

 **Board Service at Other Public Companies:** Directors with experience serving on public company boards demonstrate a deep understanding of risk oversight, strategic planning, fiduciary duties of directors, management succession planning, corporate governance standards and best practices of public company boards and board committees.

 **CEO, CFO or Other Management Experience:** Directors with CEO, CFO or other executive-level management experience have a demonstrated record of leadership and bring valuable perspectives and practical insights on developing and implementing business strategy; risk and risk management; maintaining effective and sustainable operations; environmental management; compliance; corporate values and culture; and driving growth in order to achieve our strategic goals.

 **Accounting:** Experience as an accountant, auditor, or similar experience is critical to providing oversight of the preparation and audit of our financial statements and ensuring compliance with various related regulatory requirements and standards. We seek to have several directors who qualify as audit committee financial experts, as defined by SEC rules.

 **Corporate Governance:** Directors with experience implementing governance structures and policies provide an understanding of best practices and key issues, enhancing our ability to maintain good governance and to execute new key governance initiatives.

 **Information Technology/Cybersecurity:** Experience with information technology/cybersecurity contributes to an understanding of our information technology capabilities and risks associated with cybersecurity matters.

 **Human Capital Management:** Experience in key human capital areas is helpful in supporting business and corporate strategies, including talent and organizational resourcing and development, and compensation.

 **International Business:** Experience in international business/global affairs or experience related to global economic trends provides an understanding of geographically diverse business environments, regulatory matters, economic conditions and cultural perspectives that informs our global business practices and strategy, and enhances our international operations.

 **Legal and Regulatory:** Royal Gold is subject to a broad array of government regulations. Legal, regulatory compliance and/or public policy experience offers valuable insight into the impact of laws, rules, regulations, and other governmental actions and decisions on our Company and our industry, and greater understanding of the legal risks and obligations of Royal Gold.

 **Risk Management:** Experience with risk management is critical to Royal Gold because the scale and complexity of our business requires a thoughtful and coordinated approach to risk management, including a clear understanding and oversight of the myriad risks that the Company faces, and how to assess and prioritize such risks.

 **Sustainability / Corporate Responsibility:** Experience with implementing and advancing sustainability initiatives is valuable to Royal Gold as it furthers responsible mineral development as a means of creating long-term value for our stakeholders, and helps inform the assessment of new investments and the performance of existing investments.

**Proposal 1: Election of Directors**

| Knowledge, Skills, and Experience | Fabiana Chubbs | William Hayes | William Heissenbuttel | Mark Isto | Jamie Sokalsky | Roland Vance | Sybil Veenman |
|---|---|---|---|---|---|---|---|
| Mining Industry Experience | ● | ● | ● | ● | ● | ● | ● |
| Technical Mining Experience | ◐ | ◐ | | ● | ◐ | ◐ | ◐ |
| Business Development/Capital Markets/ Banking/ Finance/M&A | ● | ● | ● | ◐ | ● | ● | ● |
| Board Service at Other Public Companies | ● | ● | | ◐ | ● | ◐ | ● |
| CEO, CFO or Other Management Experience | ● | ● | ● | ● | ● | ● | ● |
| Accounting | ● | ● | ● | | ● | ● | ◐ |
| Corporate Governance | ● | ● | ◐ | ◐ | ● | ● | ● |
| Information Technology/Cybersecurity | ◐ | ◐ | ◐ | | ◐ | ◐ | ◐ |
| Human Capital Management | ◐ | ● | ● | ● | ● | ● | ● |
| International Business | ● | ● | ● | ● | ● | ● | ● |
| Legal and Regulatory | ◐ | ◐ | ● | | ◐ | ● | ● |
| Risk Management | ● | ● | ● | ● | ● | ● | ● |
| Sustainability / Corporate Responsibility | ◐ | ◐ | ◐ | ● | ◐ | ◐ | ● |

Some Experience: ◐     Extensive Experience: ●

# Board Biographies

Below is biographical information about our director nominees and continuing directors.

## Director Nominees



### Fabiana Chubbs | 60 Independent

**Class III Director** — term expires 2026

**Director since** November 2020

- Financial and Internal Controls Expert

- Audit Committee Member (since November 2020)
- CNG Committee Member (since May 2025)

- Audit Committee Financial Expert

 Mining Industry Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 Board Service at Other Public Companies

 CEO, CFO or Other Management Experience

 Accounting

 Corporate Governance

 International Business

 Risk Management

**Prior Experience:**

Ms. Chubbs has over 30 years of progressive experience in the mining industry. Ms. Chubbs served as Chief Financial Officer of Eldorado Gold Corporation from 2011 until her retirement in April 2018. She joined Eldorado Gold in 2007 and led treasury and risk management functions until accepting the Chief Financial Officer position. Prior to Eldorado Gold, Ms. Chubbs was a Senior Manager with PwC Canada. During her ten years at PwC Canada, she specialized in audits of public mining and technology companies. Ms. Chubbs started her career in her native Argentina, with experience divided between PwC Argentina and IBM. Ms. Chubbs holds dual degrees from the University of Buenos Aires, including a Certified Public Accountant bachelor's degree and a Bachelor of Business Administration degree. She is a Chartered Professional Accountant in Canada.

**Other Directorships:**

- Lithium Americas Corp. (TSX and NYSE: LAC) (June 2019 – present)

**Key Skills and Qualifications:**

Ms. Chubbs' extensive international and financial experience as the CFO of a large public mining company with substantial international operations, together with her experience as an independent auditor of public mining companies during her tenure at PwC Canada and her expertise in Sarbanes-Oxley Act controls, risk management, and technology, enable her to bring valuable perspectives to our Board with respect to global business issues and oversight of our financial position, financial condition, and related reporting.



# Sybil Veenman | 62  Independent

**Class III Director —** term expires 2026

**Director since** January 2017

- Corporate Governance and Legal Expert
- CNG Committee Member (since January 2018) and Chair (since April 2023)
- Extensive Public Company Director Experience

 Mining Industry Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 Board Service at Other Public Companies

 CEO, CFO or Other Management Experience

 Corporate Governance

 Human Capital Management

 International Business

 Legal and Regulatory

 Risk Management

 Sustainability / Corporate Responsibility

**Prior Experience:**

Ms. Veenman has over 30 years of progressive experience in the mining industry. Ms. Veenman retired from Barrick Gold Corporation in 2014, where she served in various officer positions from 1994 to 2014, including Senior Vice President and General Counsel and a member of the executive leadership team from 2010 to 2014.

**Other Directorships:**

- Major Drilling Group International Inc. (TSX: MDI) (December 2019 – present)
- NexGen Energy Ltd. (TSX and NYSE: NXE) (August 2018 – present)
- IAMGOLD Corporation (NYSE: IAG) (December 2015 – May 2021)
- Noront Resources Ltd. (TSX-V: NOT) (August 2015 – February 2020)

**Key Skills and Qualifications:**

Ms. Veenman's extensive mining industry, legal, and corporate governance experience as chief legal officer and member of the leadership team at a global gold mining company, and her substantial involvement on public company boards, enable her to bring valuable perspectives to our Board with respect to the mining industry and to Royal Gold's corporate governance, compensation plans, investment stewardship strategy and management of legal and other risks.

## Continuing Directors



# William Hayes | 81 Independent

**Class II Director —** term expires 2028

**Director since** January 2008

- Chair of the Board since May 2014
- Strategic Planning Expert

- CNG Committee Member (since August 2023)

- Audit Committee Member (November 2008 – August 2023)

 Mining Industry Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 Board Service at Other Public Companies

 CEO, CFO or Other Management Experience

 Accounting

 Corporate Governance

 Human Capital Management

 International Business

 Risk Management

**Prior Experience:**

Mr. Hayes has over 35 years of progressive experience focused on mining. Mr. Hayes retired from Placer Dome Inc., where he served as Executive Vice President for Project Development and Corporate Affairs from 2004 to 2006, Executive Vice President for USA and Latin America from 2000 to 2004, and Executive Vice President for Latin America from 1994 to 2000. Mr. Hayes also worked as an executive, including chief financial officer, for various mining operations in Latin America.

**Other Directorships:**

- Tethyan Copper Company as Chair of the Board (2007 – 2022)
- Antofagasta plc (LON: ANTO) (2006 – 2019)

**Key Skills and Qualifications:**

Mr. Hayes has provided over a decade of leadership to our Board. His skills at building relationships of mutual trust and candor with management ensure that our Board receives timely information and the Board's feedback is reflected in Royal Gold's day-to-day business. His experience in project and operations management for a large global mining company, enhanced by his oversight of project development and safety in his role as a board member of other global mining companies, also enables him to bring valuable perspectives to our Board regarding human capital management, stakeholder engagement, and assessment of our strategic objectives from a financial, operational, and sustainability perspective.



# William Heissenbuttel | 60 Not Independent

**Class I Director —** term expires 2027

**Director since** January 2020

- President and Chief Executive Officer

 Mining Industry Experience

 Business Development/
Capital Markets/Banking/
Finance/M&A

 CEO, CFO or Other
Management Experience

 Corporate Governance

 Human Capital Management

 International Business

 Legal and Regulatory

 Risk Management

**Prior Experience:**

Mr. Heissenbuttel has more than 37 years of corporate finance experience, including over 30 years in project and corporate finance in the metals and mining industry. Mr. Heissenbuttel has served as our President and Chief Executive Officer and a Class I director since January 2020. Previously, he served as our Chief Financial Officer and Vice President Strategy from 2018 to January 2020, Vice President Corporate Development from 2007 to 2018, Vice President Operations in 2015 and 2016, and Manager Corporate Development in 2006 and 2007. Prior to joining Royal Gold, Mr. Heissenbuttel served as Senior Vice President from 2000 to 2006 and Vice President from 1999 to 2000 at N M Rothschild & Sons (Denver) Inc. From 1994 to 1999, he served as Vice President and then Group Vice President at ABN AMRO Bank N.V. From 1987 to 1994, he was a Senior Credit Analyst and an Associate at Chemical Bank Manufacturers Hanover. Mr. Heissenbuttel holds a Master of Business Administration degree from the University of Chicago and a Bachelor of Arts degree from Northwestern University.

**Key Skills and Qualifications:**

Mr. Heissenbuttel was selected to serve on our Board because of his perspective and experience as our President and CEO; skills at stakeholder engagement; extensive business development, accounting and finance experience; broad understanding of global mining businesses; and risk management skills. These skills enable him to bring valuable perspectives to our Board with respect to evaluating significant investments in stream and royalty interests in mining properties around the world, balancing competing interests, and addressing governance, disclosure and risk management challenges.



# Mark Isto | 66 Not Independent

**Class II Director —** term expires 2028

**Director since** May 2025

- Former EVP and COO of Royal Gold
- Experienced Mine Operator
- Strong Technical Experience

 Mining Industry Experience

 Technical Mining Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 Board Service at Other Public Companies

 CEO, CFO or Other Management Experience

 International Business

 Risk Management

 Sustainability / Corporate Responsibility

**Prior Experience:**

Mr. Isto has over 40 years of experience in mining engineering, mine management, and project development in the U.S. and globally. Mr. Isto served as our Executive Vice President and Chief Operating Officer from January 2020 until his retirement in September 2023, after which he served as a consultant to the Company through May 2025. Previously, he served as our Vice President, Operations from June 2016 to January 2020 and Executive Director, Project Evaluation from 2015 to June 2016. Prior to joining Royal Gold, Mr. Isto served as Vice President, Operations for First Nickel Inc. from 2012 to 2014 and served in Vice President and Senior Vice President roles in the Projects Group at Kinross Gold Corp. from 2006 to 2012. Mr. Isto also served as Mine General Manager of Golden Sunlight Mines, Inc. (Placer Dome America) from 2004 to 2006 and previously held numerous other management positions in Placer Dome's global operations, including Chief Engineer, Mine Superintendent, Project Director, and Senior Advisor over nearly 25 years with Placer Dome.

**Other Directorships:**

- Tri-Star Gold Inc. (TSX-V: TSG) (February 2021 – present)

**Key Skills and Qualifications:**

Mr. Isto has developed an exceptional depth of technical knowledge and operational expertise over a long career in the mining industry, including extensive international experience on-site in Brazil, Canada, Chile, Mexico, and Papua New Guinea. Mr. Isto's technical and operational skills, combined with his knowledge of the Company's assets and operations, allow Mr. Isto to bring an important perspective to the Board.



# Jamie Sokalsky | 68 Independent

**Class I Director —** term expires 2027

**Director since** August 2015

- Finance and Strategic Planning Expert
- Audit Committee Member (since August 2015) and Chair (since January 2022)
- Audit Committee Financial Expert

 Mining Industry Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 Board Service at Other Public Companies

 CEO, CFO or Other Management Experience

 Accounting

 Corporate Governance

 Human Capital Management

 International Business

 Risk Management

**Prior Experience:**

Mr. Sokalsky has over 30 years of progressive experience in the mining industry. Mr. Sokalsky's experience in the mining industry began in 1993 as Treasurer and Vice President of Barrick Gold Corporation, where he also served as Chief Financial Officer from 1999 to 2012 and CEO, President, and a director from 2012 to 2014.

**Other Directorships:**

- Agnico Eagle Mines Ltd. (NYSE: AEM) as Lead Director (2015 – present)
- Probe Gold, Inc. (TSX: PRB) as Chair of the Board (2014 – 2026)

**Key Skills and Qualifications:**

Mr. Sokalsky's extensive experience in the mining industry, experience in leading a large global mining company, expertise in many of the issues facing complex, global companies, together with his finance and strategic expertise enable him to bring valuable perspectives to our Board with respect to planning for the long term, offering value to mining operators, stakeholder engagement, and anticipating risks and competitive threats.



# Ronald Vance | 73 Independent

**Class II Director —** term expires 2028

**Director since** April 2013

---

- Corporate and Business Development Expert

- Audit Committee Member (since August 2023)
- Audit Committee Financial Expert

- CNG Committee Member (from January 2014 – August 2023) and Chair (November 2017 – March 2023)

---

 Mining Industry Experience

 Business Development/ Capital Markets/Banking/ Finance/M&A

 Board Service at Other Public Companies

 CEO, CFO or Other Management Experience

 Accounting

 Corporate Governance

 Human Capital Management

 International Business

 Legal and Regulatory

 Risk Management

**Prior Experience:**

Mr. Vance has over 40 years of experience in mining and corporate development. Mr. Vance retired from Teck Resources Ltd., where he served as Senior Vice President, Corporate Development from 2006 to 2014. Prior to joining Teck Resources, Mr. Vance worked as Managing Director of Rothschild (Denver) Inc. from 1991 to 2000 and as Managing Director / Senior Advisor of Rothschild Inc. from 2000 to 2005.

**Other Directorships:**

- Ivanhoe Electric Inc. (NYSE American: IE) (June 2023 – present)
- Southern Peaks Mining L.P. as Chair of the Board (2018)

**Key Skills and Qualifications:**

Mr. Vance's business development experience with two large international mining companies and his extensive experience in all aspects of corporate and business development and strategic planning enable him to bring valuable perspectives to our Board with respect to the mining industry, financial markets, risk assessment, and regulatory matters.

## Director Independence

Our Board has determined that each of our current directors, other than Mr. Heissenbuttel and Mr. Isto, is independent under the rules of the Securities and Exchange Commission ("SEC") and the listing standards of the Nasdaq Stock Exchange ("Nasdaq"). Our Board has also determined that none of our independent directors has any relationship with us that would interfere with the exercise of their independent judgment in carrying out their responsibilities as a director. Mr. Isto does not qualify as independent because of his prior employment with the Company as Executive Vice President and Chief Operating Officer through September 2023 and his subsequent consulting arrangement with the Company through May 2025.

# 71% 5 out of 7 of our directors are independent

## Conditional Resignation Policies

### Majority Vote

Under our Bylaws and Governance Guidelines, upon election or appointment to our Board and promptly following each annual meeting at which a director is reelected, each director must submit an irrevocable resignation that will become effective only if the director fails to receive the required majority vote at the next annual meeting at which the director is standing for election and the Board accepts the resignation. If a nominee does not receive a majority of the votes cast, the CNG Committee will make a recommendation to the Board regarding whether to accept or reject the resignation or whether some other action should be taken.

### Age

We do not impose a mandatory retirement age for directors. However, under our Governance Guidelines, a director who has reached the age of 72 must offer to resign from the Board annually. The resignation will become effective only if accepted by a majority of the disinterested directors. Prior to the CNG Committee meeting in which director nominees were considered for the 2026 annual meeting, Mr. Hayes and Mr. Vance each offered to resign from the Board based on this policy. In February 2026, the disinterested directors chose not to accept their resignations after having considered each of Mr. Hayes and Mr. Vance's skills, extensive experience, expertise, leadership, and other attributes and the recommendation of the CNG Committee that both Mr. Hayes and Mr. Vance continue as directors.

We do not impose term limits, as we believe they could result in a potential loss of contributions by directors who have developed valuable insight into our business and operations.

### Job Changes

Any director who retires from his or her job or substantially changes his or her principal occupation or business association must offer to resign from the Board in accordance with our Governance Guidelines. The CNG Committee will review any resignation letter tendered by a director and determine the continued appropriateness of Board membership under the new circumstances. The resignation will become effective only if accepted by a majority of the disinterested directors of the Board.

# Director Nomination Process

## Process for Selecting Directors

### 1 Succession Planning

The CNG Committee considers the current and long-term needs of our business and maintains a list of potential director candidates based on our emerging needs and current Board structure, tenure, skills, diversity, and experience.

### 2 Identify Qualified Candidates

Whenever a vacancy arises or the Board determines that it may be advisable to add another director, the CNG Committee considers a pool of qualified director candidates, which might include candidates identified by an independent search firm in addition to the list of potential director candidates maintained by the CNG Committee.

In accordance with the Board's Governance Guidelines, the CNG Committee includes diverse individuals in any director search. Specifically, when identifying new director candidates, the CNG Committee requires that the initial list of candidates, whether generated internally or by a search firm, includes qualified candidates of gender, racial, or ethnic diversity.

In addition, the CNG Committee considers the following qualifications, among others:

- Experience in mining and mine finance
- Independence
- Integrity
- Broad business judgment and leadership skills
- Areas of expertise

- Skills that may fill gaps on the Board
- Personal qualities and reputation in the business community
- Ability and willingness to commit adequate time to Board and committee duties

### 3 In-depth Review and Interview Process

Director candidates are generally interviewed by all members of our Board.

### 4 Decision and Nomination

The CNG Committee recommends, and the full Board approves, nominees who they believe are best qualified to serve the interests of Royal Gold and its stockholders.

### 5 Election

Director nominees are presented to stockholders for election to a three-year term.

 **Result:**

A Board consisting of directors with a range of relevant experience and varying tenures.

## Stockholder Recommendations

The CNG Committee will consider director candidates recommended by stockholders using the same criteria outlined above. Stockholders should submit their recommendations in writing to our Corporate Secretary in accordance with the advance notice and other provisions of our Bylaws.

# Corporate Governance

## Governance Highlights

 **Our corporate governance practices are designed to protect and promote long-term value**

- Separate CEO and Chair
- Independent Board Chair
- Lead independent director appointed if Board Chair is not independent
- Independent Audit and Finance Committee ("Audit Committee") and Compensation, Nominating and Governance Committee ("CNG Committee") members
- All Audit Committee members are deemed financial experts
- Majority voting in uncontested director elections
- Regular stockholder engagement
- Non-employee directors serve on an average of one outside public company board
- Continuing director education is encouraged and funded
- Quarterly regulatory and governance updates provided
- Annual Board and committee self-assessments
- Robust director and management succession planning processes
- Regular executive sessions of the Board and committees
- Regular compliance reviews of corporate governance policies and charters

- Quarterly Board review of enterprise risk management program
- Quarterly Audit Committee review and annual Board review of cybersecurity program
- Stock ownership guidelines for directors and executives
- Annual advisory say-on-pay vote
- CNG Committee retention of independent compensation consultant to assist with executive and director compensation
- Focus on pay-for-performance in executive compensation program
- Robust insider trading policy
- No tax gross-ups or excessive perquisites
- No stock option repricing without stockholder approval
- Policies against hedging and pledging stock
- Strong Code of Business Conduct and Ethics and Whistleblower Policy
- Promotion of an equal opportunity work environment supported by our People Policy
- Clawback policy to recoup incentive-based compensation from executive officers for accounting restatements and improper conduct

# Board Structure

Our Board does not have a policy regarding separation of the roles of Chair and CEO. Our Board believes it is in our best interest to make that determination based on circumstances from time to time. Our Board believes that having an independent, non-executive Chair is currently the most appropriate structure. In the Board's view, its current leadership structure effectively allocates authority, responsibility, and oversight between management and the independent directors. Mr. Hayes has served as our independent Chair since May 2014. If in the future we decide to appoint a non-independent Chair, our Governance Guidelines state that our independent directors will also appoint a lead independent director who will preside at meetings of the independent directors.

## Role of the Board Chair



Mr. William Hayes serves as Board Chair and his responsibilities in that role include:

- **Presiding at meetings of the Board**, including executive sessions of the independent directors
- **Presiding at stockholder meetings**
- **Approving the agenda** for Board meetings and the schedule for Board meetings to provide sufficient time for discussion of all agenda items
- **Ensuring the Board** receives adequate and timely information
- **Being available** for consultations and communications with stockholders as appropriate
- **Calling executive sessions** of the independent directors
- **Facilitating the critical flow of information** between the Board and senior management
- **Calling special meetings** of the Board and stockholders
- **Attending meetings of the Board of Directors of RGLD Gold AG** as a representative of Royal Gold, Inc.

# Committees of the Board

Our Board has two standing committees: the Audit Committee and the CNG Committee. Each committee is governed by a written charter that is reviewed annually and updated as appropriate to reflect best practices and regulatory or business changes. Each committee also reviews its compliance with its charter annually. Committee charters are available on our website at www.royalgold.com under "Investment Stewardship—Document Library."

# Audit Committee



**Jamie Sokalsky,**
*Chair*



**Fabiana Chubbs**



**Ronald Vance**

## Committee Members and Highlights

- The Audit Committee held five meetings during the year ended December 31, 2025
- All members are independent under Nasdaq and SEC rules
- All members are audit committee financial experts under SEC rules
- All members satisfy the Nasdaq financial literacy and sophistication requirements

## Key Responsibilities

- Oversees the integrity of our financial statements
- Oversees compliance with legal and regulatory requirements and corporate policies
- Appoints, retains, and oversees the independent registered public accountant and evaluates its qualifications, performance, and independence
- Approves audit services and any non-audit services to be rendered by the independent registered public accountant
- Monitors the internal audit process and critical accounting policies
- Reviews the adequacy of financial and operating controls
- Oversees our financial strategy, capital structure, and liquidity position
- Oversees our cybersecurity program
- Reviews and approves related person transactions
- Monitors compliance with our Code of Business Conduct and Ethics

# CNG Committee



**Sybil Veenman,**
*Chair*



**Fabiana Chubbs**



**William Hayes**

## Committee Members and Highlights

- The CNG Committee held five meetings during the year ended December 31, 2025
- Fabiana Chubbs was elected as a member of the CNG Committee, effective May 2025
- All members are independent under Nasdaq and SEC rules, including the enhanced independence rules applicable to compensation committee members

## Key Responsibilities

- Oversees our compensation strategy
- Reviews and approves the compensation to be paid to executive officers
- Recommends to the Board compensation to be paid to our non-employee directors
- Administers our equity incentive plans
- Oversees the preparation of our compensation disclosures
- Identifies and recommends to the Board director nominees
- Advises the Board on corporate governance matters
- Reviews our corporate governance policies
- Oversees sustainability initiatives
- Has authority to retain an independent compensation consultant
- Evaluates compliance with our Stock Ownership Guidelines
- Establishes a peer group of comparable companies and target competitive position for executive compensation
- Makes recommendations regarding director and executive succession planning
- Oversees the Board's annual self-assessment process

# The Board's Role and Responsibilities

Our Board is elected by stockholders to oversee management and ensure that stockholders' long-term interests are being served. A significant portion of our Board's oversight responsibility is carried out through its standing committees: the Audit Committee and the CNG Committee. All committee members are independent under Nasdaq and SEC rules. Each committee meets regularly throughout the year, receives reports from senior management, reports its actions to the Board, and evaluates its performance annually. Each committee is authorized to retain outside advisors.

## Oversight of Strategy

**Board**

- Oversees the Company's business strategy and strategic planning

- Assesses the opportunities and risks associated with the Company's current strategy, as well as any proposed changes or new strategies

- Believes that overseeing and monitoring strategy is a continuous process and takes a multilayered approach in exercising its duties, including by delegating certain subject matter areas to relevant committees, while also discussing committee reports and initiatives as a full Board

- Receives regular updates regarding potential business opportunities, providing valuable feedback to management in light of the directors' extensive experience in the mining industry

**Company Management**

- Develops the Company's business strategy in consultation with the Board

- Charged with executing the business strategy

While the Board's oversight and management's execution of business strategy are viewed with a long-term mindset, the Board and management promote agility by regularly monitoring progress and results against the Company's business strategy.

The Board is committed to oversight of the Company's business strategy and strategic planning, including work embedded in regular Board and committee meetings, as well as a dedicated Board session each year to focus on strategy.



This ongoing effort enables the Board to focus on Company performance over the short, intermediate, and long term.

# Oversight of Risk Management

Our Board is responsible for overseeing risk management, with a focus on the most significant known and potential risks confronting the organization, including any changes to the business needed to address these risks. We have established an enterprise risk management program that is designed to identify, define, manage, and mitigate risks as appropriate. Management is responsible for the day-to-day risk management and regularly reports to the Board and its committees on risk management matters. The Board reviews the adequacy of the enterprise risk management program and discusses with management appropriate changes to the program. Each of our directors has experience with risk management at the enterprise level.

Each committee of our Board also meets with outside advisors (including outside counsel, consultants, and experts), as desired by the applicable committee, to oversee risks associated with their respective principal areas of focus. In turn, each committee reports to the Board regularly, fostering awareness and communication of significant matters among all directors, and promoting a coordinated and cohesive approach to enterprise risk oversight.

Enterprise risks are identified and prioritized by management through both top-down and bottom-up processes. Management frequently collaborates throughout the year to keep an open dialogue on emerging risks identified from a variety of internal and external sources.



**Board of Directors**

Our Board oversees enterprise-level risk, including risks associated with strategy and operations

**Audit and Finance Committee**

Integrity of financial statements

Internal controls

Disclosure controls and procedures

Accounting compliance

Cybersecurity

Compliance program

Capital structure and allocation

**Compensation, Nominating, and Governance Committee**

Regulatory

Board organization and membership

Sustainability

Succession planning

Management development

Executive compensation and retention

**Management**

Our management administers, reviews, and updates our enterprise risk management program and provides quarterly reviews to our Board

## Management Succession Planning

We are committed to ensuring that we are continually developing leadership talent within the organization, and our Board is actively engaged in talent management. The Board regularly reviews and discusses our leadership pipeline and succession plans with a focus on executive positions. High-potential leaders are given exposure and visibility to directors through meeting presentations, informal events, and one-on-one meetings.

# Director Engagement

## Meetings and Attendance

Our Board held thirteen meetings during the year ended December 31, 2025. Each director attended all of the meetings of the Board and the committees on which he or she served during 2025. It is our policy that directors attend our annual meeting of stockholders, and all of our directors attended last year's annual meeting of stockholders.

## Executive Sessions

Our independent and non-employee directors meet regularly in executive sessions. In addition, the Audit Committee regularly holds separate executive sessions with our independent registered public accounting firm and internal audit leadership. The Audit Committee met in executive sessions with our independent auditors twice in 2025. Executive sessions are generally held at the beginning or end of each regular meeting.

## Director Onboarding and Continuing Education

We conduct a comprehensive onboarding program with incoming directors to introduce them to Royal Gold and our management, business model, corporate strategy, financial condition, corporate organization, and governance practices.

Ongoing education for all directors is conducted throughout the year through discussions and presentations by subject matter experts, mine site visits, and other events. Directors receive information to assist in the performance of their duties as directors and committee members, as applicable, including quarterly updates concerning legal, regulatory, accounting, tax, finance, cybersecurity, compliance, and governance developments. We reimburse directors for attendance at external director education programs, membership in director organizations, and subscriptions to publications concerning governance and other relevant matters.

# Board and Committee Assessments

Our Board continually seeks to improve its performance. Our Board considers a thorough and constructive assessment process to be critical in properly assessing Board and committee effectiveness. Throughout the year, our Board Chair and CNG Committee Chair have regular one-on-one discussions with our Board members to obtain real-time feedback.

## 1  Annual Review

The CNG Committee oversees a formal annual evaluation process to assess the effectiveness of our Board and its two standing committees. Approximately once every three years, the CNG Committee engages an external consultant to facilitate the annual evaluation. We last utilized an independent external consultant to facilitate our formal annual Board evaluation in 2023.

## 2  Board Assessment

Our Board's self-assessment focuses on numerous aspects of corporate governance and the Board's performance of its duties and responsibilities, including, for example, the Board's culture and interactions with management; the structure, size, competencies, and experience of the Board and its committees; the Board's effectiveness in guiding strategic direction; succession planning; and the adequacy of agendas, time allotments, and information provided to directors. Our Board assesses progress in the areas identified for improvement in the evaluation and develops action plans aimed at enhancing our Board's and its committees' effectiveness over the next year. Items requiring follow-up are monitored on an ongoing basis by our Board and committees.

## 3  Committee Assessment

Simultaneously with the Board's self-assessment, committee members assess the performance and effectiveness of the committee on which they serve.

### Discussion of Outcome

Our Board has determined the Board and its committees operated effectively during 2025.

### Follow Up

The CNG Committee takes into account the assessment results, and in particular the assessment of directors' skills and qualifications, when recommending director nominees to stockholders.

Policies and practices of the Board may be updated based on the assessment results. Director suggestions for improvement to the assessment process are incorporated on an ongoing basis.

# Stockholder Engagement and Director Communications

## Stockholder Engagement

We proactively engage with stockholders throughout the year. During 2025, we met with 62 of our current institutional investors. These investors own approximately 42% of our outstanding shares, and their ownership represents approximately 74% of our outstanding shares that are institutionally held and actively managed and 10% of our outstanding shares that are institutionally held and passively managed.

Our stockholder engagement is focused on dialogue, transparency, and responsiveness. Frequent and transparent communication with stockholders helps provide our Board and senior management with timely and useful feedback on a range of topics. A significant topic of engagement in 2025 was the Sandstorm and Horizon acquisition, and additional topics of discussion included capital allocation, integration of the acquired businesses, growth, and liquidity. Various members of our management team participate in these dialogues, and select meetings in 2025 included participation by members of the Board. Our management team provides regular quarterly updates, and special updates as appropriate, to our Board on stockholder engagement and feedback.

In April 2024 and again in March 2026, we held investor days during which members of our management team provided an update on Royal Gold’s business to stockholders, prospective investors, and sell-side analysts. The most recent investor day was focused on our recent acquisitions, our performance, the outlook for our business, and developments at various assets within our expanded portfolio.



### Who we engaged





In 2025, we met with 62 of our current institutional investors, owning approximately

**42%**

of our outstanding shares, representing approximately

**74%**

of our outstanding shares that are institutionally held and actively managed and

**10%**

of our outstanding shares that are institutionally held and passively managed.

### How we engaged

We engaged our stockholders at

**10**

industry conferences, held

**210**

virtual and in-person 1x1 meetings with institutional investors, and presented at

**7**

virtual retail investor events.

### What we learned

Investor interest in Royal Gold has been increasing due to the strong price performance of gold.

The ability of Royal Gold's management to successfully execute the business strategy is well regarded, and there was broad support for the Sandstorm and Horizon acquisition.

Investors continue to be interested in the long term growth prospects for the Company.

# Communication with Directors

Stockholders and other interested parties who wish to communicate with our Board, including our independent Chair of the Board, independent and non-management directors as a group, or any other individual director, may send their communication to our Corporate Secretary at Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, Colorado 80202, or corporatesecretary@royalgold.com.

Our Corporate Secretary reviews communications to the Board. Communications relating to accounting, auditing, or fraud are forwarded to the Chair of our Audit Committee, and any other communications addressing a legitimate business issue are forwarded to other members of our Board as appropriate.

**Write to us**

Royal Gold, Inc.
Attention: Corporate Secretary
1144 15th Street, Suite 2500
Denver, Colorado 80202

# Other Governance Policies and Practices

## Board Governance Guidelines

Our Board has adopted Governance Guidelines as a general framework to assist the Board in carrying out its responsibilities. The Governance Guidelines are reviewed annually and updated as appropriate in light of evolving regulatory developments. The Governance Guidelines are available on our website at www.royalgold.com under "Investment Stewardship—Document Library."

## Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics applies to all employees, including our principal executive officer and our principal financial and accounting officer, as well as to the members of our Board. A copy of our Code of Business Conduct and Ethics is available on our website at www.royalgold.com under "Investment Stewardship—Document Library." We intend to disclose any changes to or waivers from the Code of Business Conduct and Ethics that are required to be disclosed by posting this information on our website.

## Related Person Transactions

In accordance with its charter, the Audit Committee is responsible for reviewing transactions between Royal Gold and related persons and any other potential conflict of interest situations that would be required to be reported under SEC rules. Any transaction in which a related person has or will have a direct or indirect material interest, other than transactions available to all employees generally or involving $120,000 or less, must be approved or ratified by the Audit Committee. Related persons include directors, executive officers, greater than 5% beneficial owners, and their family members and associated entities. In determining whether to approve a transaction, the Audit Committee considers all relevant facts and circumstances and takes into account whether the transaction is on terms no less favorable to us than terms generally available to an unaffiliated third party under the same or similar circumstances; whether the transaction would impair the independence of an independent director; and whether the transaction would present an improper conflict of interest for any director or executive officer. There were no related person transactions required to be reported under SEC rules relating to 2025, and none are currently proposed, other than termination of a consulting arrangement between the Company and Mr. Isto in connection with his election to the Board in May 2025, in connection with which the CNG Committee accelerated the vesting of 2,410 restricted stock units, which had a fair market value of $412,447 at the time of acceleration.

## Insider Trading Policy

We have adopted an Insider Trading Policy that governs transactions in Royal Gold securities by our directors, executive officers, and employees and certain persons related to them that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations and Nasdaq listing standards. It is also the policy of the Company to comply with all applicable securities laws when transacting in its own securities.

Our Insider Trading Policy prohibits directors, officers, and employees from hedging against their investments in our stock. This helps to ensure alignment between the interests of management and our stockholders generally. Specifically, the policy prohibits our directors, officers, and employees and certain persons related to them from engaging in any of the following activities related to Royal Gold securities, including securities held directly or indirectly by the individual and equity awards received from us as compensation:

• trading in our securities on a short-term basis — our policy provides that securities purchased on the open market should be held for a minimum of six months

• purchasing or holding our securities on margin

• short selling our securities

• buying or selling put or call options or other derivative securities relating to our securities

• engaging in hedging or monetization transactions, such as collars, equity swaps, prepaid variable forwards, and exchange funds with respect to our securities

• participating in investment clubs that invest in our securities

• placing open orders for longer than five business days or ending after a trading window has closed other than pursuant to a qualified trading plan

• pledging our securities as collateral for any obligation

Our Insider Trading Policy is reviewed annually by the CNG Committee and the Board and updated as appropriate. Our Insider Trading Policy is available on our website at www.royalgold.com under "Investment Stewardship—Document Library."

## Trading Controls

Under our Insider Trading Policy, our directors, officers, and employees and certain persons related to them must receive permission from our Chief Compliance Officer before entering into any transactions in our securities. Trading is permitted only during open trading periods or pursuant to Rule 10b5-1 trading plans adopted in accordance with SEC rules. These trading plans may be entered into only during an open trading period with preapproval from our Chief Compliance Officer, and all such plans are subject to a minimum 90-day waiting period before becoming effective.

# Director Compensation

## Overview

Our director compensation program is designed to reflect current market trends with respect to director compensation. Among other things, our program is designed to provide a significant portion of total compensation in the form of equity to align the interests of directors with the interests of stockholders generally.

The CNG Committee is responsible for evaluating and recommending to our independent directors the compensation paid to non-employee directors. The independent directors consider the CNG Committee's recommendation and make final determinations on compensation for our non-employee directors.

## Peer Group Benchmarking

The CNG Committee reviews director compensation annually and retains an independent compensation consultant to benchmark director compensation against our peer group every other year. In February 2024, the CNG Committee relied on market information presented by its independent compensation consultant, WTW and its affiliates (referred to herein as the "Compensation Consultant"), in connection with the CNG Committee's review of director compensation for 2024. Information regarding the peer group used for purposes of benchmarking director compensation in 2024 is set forth in the proxy statement for our 2025 annual meeting of stockholders under "Peer Group Used for Compensation Benchmarking."

## Elements of Director Compensation

The CNG Committee recommended, and our independent directors approved, our 2025 director compensation program, as described below. Our director compensation program did not change between 2024 and 2025.

| Compensation Element for Non-employee Directors | 2025 |
|---|---|
| Annual Board Retainer[1] | $70,000 |
| Board and Committee Meeting Fees[1] | $1,500 / Meeting Attended |
| Site Visit Fees[1] | $1,500 / Mine Site Visit |
| Annual Retainer for Board Chair[1] | $115,000 |
| Annual Retainer for Committee Chairs[1] | $25,000 |
| Annual Equity Award[2] | $150,000 Equity Value Target |

[1] Retainers and fees are paid quarterly in cash.

[2] Non-employee directors received 1,034 shares of restricted stock (U.S. residents) or restricted stock units (Canadian residents) on February 27, 2025. Half of the shares vested on the grant date and the other half vested on February 27, 2026.

## 2026 Director Compensation

In February 2026, the CNG Committee reviewed the Company's director compensation program using market data provided by the Compensation Consultant and publicly available surveys on director compensation. The review covered compensation levels, pay mix, and director stock ownership guidelines. In conducting its review, the CNG Committee also considered that the Company's total non-employee director compensation had remained unchanged since 2015, other than a 2021 change that shifted $10,000 from the annual equity award to the annual Board retainer without increasing total compensation.

The review indicated that the Company's director compensation program was below the median of peer companies incorporated in the United States. Accordingly, the CNG Committee recommended, and the independent directors approved, increases in the annual Board retainer from $70,000 to $100,000, the annual Board Chair retainer from $115,000 to $135,000, and the target value of the annual equity award from $150,000 to $165,000. No other elements of the Company's director compensation program changed from 2025 to 2026.

Effective for compensation payable in 2027, non-employee directors may elect to convert some or all of their annual Board retainer into additional annual equity awards on a dollar-for-dollar basis. One-half of the additional equity awards will vest on the grant date, and the other half will vest on the first anniversary of the grant date.

# Director Compensation Policies and Practices

## Director Deferred Compensation Plan

Our non-employee directors are eligible to participate in our Deferred Compensation Plan. The plan allows participants to elect to set aside eligible equity compensation in a tax-deferred vehicle for retirement or other life-event purposes. Participants can elect to receive certain income in a future year that would otherwise be paid in the upcoming year. These amounts are not subject to federal income tax at the time of contribution to the plan. The plan is intended to promote director retention by providing a long-term savings opportunity on a tax-efficient basis. Four of our six non-employee directors elected to defer their 2025 equity awards. For the number of restricted stock awards or restricted stock units the vesting of which is deferred by each director under our Deferred Compensation Plan, see "Stock Ownership Information" on page 72.

## Expenses

We reimburse non-employee directors for their out-of-pocket travel, lodging, and meal expenses incurred in connection with their Board service.

## Stock Ownership Guidelines

We expect our non-employee directors to have a significant long-term financial interest in Royal Gold. To encourage alignment with the interests of stockholders, each non-employee director is required to own shares of our common stock equal in value to at least $600,000 within five years from the date of their first equity grant. If there is a significant decline in Royal Gold's stock price that causes a director's holdings to fall below the applicable threshold, the director will not be required to purchase additional shares to meet the threshold but must refrain from selling shares until the threshold has again been achieved. Directors are also prohibited from hedging against their investments in our stock or pledging their shares.

Non-employee directors hold, on average, Royal Gold stock valued at

**5.7x**

the target ownership amount of shares valued at $600,000

Compliance is evaluated as of December 31 of each year using the 30-day volume-weighted average stock price for the period ending on December 31 of such year. Compliance is also evaluated in connection with any trading preclearance request submitted under our Insider Trading Policy. For purposes of determining compliance with these guidelines, the value of an individual's holdings is based upon the higher of (1) the cost of acquisition or value at the time of grant, or (2) the market value on the date of determination. As of December 31, 2025, all non-employee directors exceeded the ownership guidelines.

# 2025 Director Compensation Table

The following table provides information regarding compensation paid to or earned by our non-employee directors for their services during the year ended December 31, 2025.

| Director | Fees Earned or Paid in Cash ($) | Stock Awards ($)[1][2] | Total ($) |
|---|---|---|---|
| William Hayes | 215,000 | 149,971 | 364,971 |
| Fabiana Chubbs | 104,500 | 149,971 | 254,471 |
| Mark Isto[3] | 56,192 | — | 56,192 |
| Kevin McArthur[4] | 39,500 | 241,340 | 280,840 |
| Jamie Sokalsky | 123,500 | 149,971 | 273,471 |
| Ronald Vance | 98,500 | 149,971 | 248,471 |
| Sybil Veenman | 125,000 | 149,971 | 274,971 |

[1] Amount represents the grant date fair value of restricted stock or restricted stock units granted on February 27, 2025, calculated in accordance with financial statement reporting rules. You can find information about the assumptions used to calculate grant date fair values in Note 12 to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025.

[2] Restricted stock and restricted stock unit grants to non-employee directors vest 50% on the grant date and 50% on the first anniversary of the grant date. As of December 31, 2025, Mr. Hayes and Mr. Vance each held 517 shares of unvested restricted stock. All other non-employee directors elected to defer their 2025 equity compensation pursuant to our Deferred Compensation Plan, which is described above. Shares of restricted stock and restricted stock units that are deferred have the same vesting restrictions.

[3] Mr. Isto joined the Board on May 22, 2025. Amounts exclude payments made pursuant to a consulting arrangement, and the termination of the consulting arrangement, made before Mr. Isto joined the Board. See "Related Person Transactions" on page 33.

[4] Mr. McArthur retired from the Board on May 22, 2025. In recognition of Mr. McArthur's long and distinguished service and significant contributions to Royal Gold and the Board, the CNG Committee accelerated the vesting of 517 shares of restricted stock in connection with his retirement. The value of these retirement benefits calculated in accordance with financial statement reporting rules was $91,369, which amount is included in the "Stock Awards" column.

*Advisory Vote to Approve
the Compensation of our
Named Executive Officers*



Our Board recommends
that our stockholders
vote **FOR** approval of
the advisory resolution on
executive compensation

# Executive Compensation

## Proposal 2

### Advisory Vote to Approve the Compensation of our Named Executive Officers

We are seeking stockholder approval of an advisory resolution on the compensation of our NEOs as described in the Compensation Discussion and Analysis, compensation tables, and related narrative discussion included in this proxy statement.

This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express a view on our 2025 executive compensation policies and practices and the compensation paid to our NEOs. This vote is not intended to address any specific item of compensation, but rather the overall compensation policies and practices relating to our NEOs as described in this proxy statement. Because your vote is advisory, it will not be binding on the Board. However, as they have done in prior years, the Board and CNG Committee will consider the outcome of the say-on-pay vote when considering future compensation arrangements.

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires, at least once every six years, that we solicit the preference of our stockholders regarding how frequently to conduct the say-on-pay vote — every year, every two years, or every three years. At our 2023 annual meeting of stockholders, our stockholders approved, on an advisory basis, holding annual say-on-pay votes, and our Board adopted a practice of providing for an annual say-on-pay vote.

### Recommendation

Our Board unanimously recommends a "FOR" vote regarding our named executive officer compensation because our Board believes that our compensation policies and practices are effective in achieving our compensation goals of paying a competitive salary, providing attractive annual and long-term incentives to reward growth, and linking management interests with stockholder interests.

Stockholders are asked to approve the following advisory resolution:

> **RESOLVED,** that the compensation paid to Royal Gold's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved.

### Vote Required for Approval

The affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required to approve this proposal.

# Compensation Discussion & Analysis

## Our Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") outlines our compensation philosophy and objectives and describes our executive pay programs for 2025 and the compensation of our 2025 named executive officers, whom we refer to as our NEOs. Our NEOs consist of:

| **William Heissenbuttel** | **Paul Libner** | **Daniel Breeze** | **Martin Raffield** | **Randy Shefman** |
|---|---|---|---|---|
| President and Chief Executive Officer | SVP and Chief Financial Officer | SVP, Corporate Development, RGLD Gold AG | SVP, Operations | SVP and General Counsel |
| *Year Joined Royal Gold: 2006* | *Year Joined Royal Gold: 2004* | *Year Joined Royal Gold: 2019* | *Year Joined Royal Gold: 2022* | *Year Joined Royal Gold: 2011* |

## CD&A Table of Contents

## Executive Summary

### 2025 Performance

Royal Gold has a long history of managing our business around a simple set of strategic goals that include acquiring high quality and long-lived assets in stable jurisdictions, funding our growth with limited equity dilution, maintaining a strong balance sheet and liquidity, and increasing our return to stockholders. Progress towards achievement of these goals in 2025 is summarized below.



# $5.4B
## of Acquisitions

Our $4.1 billion acquisition of Sandstorm Gold and Horizon Copper and $1.0 billion stream agreement at the Kansanshi copper-gold mine headline a transformative year for Royal Gold.

# $1.2B
## Return to stockholder

$1.2 billion returned to stockholders since our first dividend payment in 2000, and the 25th consecutive year in which we announced a dividend increase. This history of dividend payment and growth is unique in the precious metals sector and Royal Gold is the only precious metals company in the S&P High Yield Dividend Aristocrats Index.

# $1.0B
## Record Revenue

Strong financial performance in 2025 with record revenue of $1.0 billion, operating cash flow of $0.7 billion, and earnings of $0.5 billion.



## Available liquidity of
# $1.1B

Available liquidity of $756.5 million as of December 31, 2025, representing approximately $256.5 million in working capital and $500 million undrawn and available under our revolving credit facility, plus $300 million repaid after year end.



## Production volume of
# 300,300 GEOs*

Robust production volume of 300,300 GEOs* for 2025.

---

\*  GEOs are calculated as Royal Gold's total revenue for 2025 of $1,030 million divided by the average LBMA PM gold fixing price for 2025 of US$3,432 per ounce.

## Compensation Principles

The CNG Committee sets and administers our executive compensation philosophy, objectives, and design. Our fundamental compensation philosophy is to recruit, retain, and reward high-performing individuals who will bring value to Royal Gold in a variety of ways:

**1** Drive growth and profitability

**2** Increase long-term value for our stockholders

**3** Manage Royal Gold in a responsible and sustainable manner and in the best interests of stockholders, employees, and other stakeholders

**4** Maintain our reputation for management excellence and financial performance

When designing executive compensation, the CNG Committee seeks to achieve the following objectives:

- Attract and retain the highest caliber personnel on a long-term basis
- Align management's interests with the advancement of long-term, sustainable stockholder value
- Provide incentive compensation based on Company performance on key financial, operational, and strategic goals
- Encourage creativity and innovation
- Discourage excessive risk-taking behavior

## Summary of 2025 Compensation Decisions

The CNG Committee reviews executive compensation annually and engages an independent compensation consultant to benchmark executive compensation against our peer group every other year. The CNG Committee took a number of steps this past year to align the compensation of our executives with our strategy and evolving market conditions and to retain and motivate executives to achieve long-term value for our stockholders, including the following:

- **Total Compensation:** Positioned target total compensation for the NEOs within a reasonable range of the median of the benchmark data provided by the Compensation Consultant.
- **Base Salary:** Reviewed salaries against the benchmark data provided by the Compensation Consultant, applied cost of living adjustments according to region, and applied an additional adjustment for Dr. Raffield as part of his phased transition toward median market positioning during his initial years in his role.
- **Short-Term Incentive:** Maintained the 2025 short-term incentive scorecard largely unchanged from 2024, with a slight increase in target payout levels in 2025 compared to 2024 to align the bonus opportunities for the NEOs more closely with the median bonus opportunities at other streaming and royalty companies.
- **Special Bonus:** In light of the significant outperformance on the Net GEOs in Reserves and M&I Resources scorecard measure, as well as the extraordinary effort required by management to complete the Sandstorm Gold and Horizon Copper acquisition, the CNG Committee determined that the formulaic results under the short-term incentive scorecard did not fully reflect management's performance and contributions in 2025. Accordingly, the CNG Committee exercised its discretion to approve one-time special bonuses for the NEOs in addition to the amounts determined under the scorecard, consisting of $100,000 in cash and $200,000 in restricted shares for Mr. Heissenbuttel and $50,000 in cash and $100,000 in restricted shares for each of the other NEOs.
- **Long-Term Equity Awards:** Approved 2025 long-term equity award target values at the midpoint of the previously established ranges for each NEO (225% to 300% of base salary for Mr. Heissenbuttel and 150% to 225% of base salary for the other NEOs), which ranges were originally established to align with the median of the peer group.

## A Note from the Chair of the CNG Committee

2025 was a remarkable year for Royal Gold. Rising precious metals prices contributed to record revenue, cash flow, and earnings. Management also executed on the Board's growth mandate through the acquisition of Sandstorm Gold and Horizon Copper and the Kansanshi stream agreement, among others. Royal Gold's stock price increased 67% over the year.

Stockholders may reasonably ask whether management is being rewarded for factors outside its control, such as commodity price movements. A guiding principle of the CNG Committee has been to structure executive compensation to reward management for delivering strong performance in areas it can influence, while limiting windfalls or shortfalls driven by external factors such as changes in the gold price.

Consistent with that principle, two-thirds of the short-term incentive scorecard is weighted to growth objectives, including current-year GEO production and long-term production potential. These measures are designed to focus management on operational execution and growth and are not directly affected by changes in metal prices. Similarly, our performance shares are tied to relative total stockholder return (TSR), which measures Royal Gold's performance against peers rather than stock price appreciation in isolation. As a result, even strong absolute performance, such as Royal Gold's 102% TSR over the 2023-2025 performance period, may result in no vesting if peer companies deliver stronger returns in the same market environment.

The CNG Committee believes this structure appropriately aligns pay with performance by rewarding management for disciplined execution, growth, and relative outperformance, rather than for favorable commodity price cycles alone. At the same time, management remains meaningfully aligned with stockholders through equity ownership. As stockholders have benefited from Royal Gold's increased stock price, our executives have participated alongside them, reinforcing a compensation philosophy grounded in long-term ownership and shared outcomes.

**Sybil Veenman, Chair, CNG Committee**

## 2025 Compensation Highlights

### Elements of Total Direct Compensation

Our executive compensation program consists of base salary, a short-term cash incentive, long-term equity incentive awards, and modest fixed benefits. The CNG Committee is of the view that total direct compensation for NEOs should generally be set within 15% of the median of our peer group. The majority of target compensation is performance-based and not guaranteed. We emphasize the use of long-term equity to incentivize our executives, and our stock ownership guidelines require our executives to maintain significant equity holdings to better align their interests with the interests of our stockholders.

| Element | Type | Objective of Compensation Element |
|---|---|---|
| **Base Salary** | Fixed | • Provides fixed compensation based on an individual's position and competitive market data<br>• Attracts and retains executive talent and helps the Company remain competitive in our industry |
| **Short-term Incentive Awards** | Variable | • Rewards annual Company performance<br>• Aligns participants' compensation with short-term financial and operational objectives specific to each calendar year<br>• Motivates participants to meet or exceed internal and external performance expectations<br>• Recognizes individual contributions to the Company's results |
| **Long-term Incentive Awards**<br>• **Restricted Shares**<br>• **Performance Shares** | Variable | • Rewards long-term performance, directly aligned with stockholder interests<br>• Provides a strong performance-based equity component<br>• Recognizes and rewards share performance and return of capital relative to industry peers through performance shares based on relative TSR performance<br>• Aligns compensation with sustained long-term value creation<br>• Allows executives to acquire a meaningful and sustained ownership stake<br>• Fosters executive retention by vesting awards over multiple years |

## Linking Compensation to Business Strategy

Our executives are responsible for driving corporate performance. Because of this, we design our executive compensation program so that it strongly correlates to our corporate performance. We use many of the same performance measures for our compensation programs as we use to chart corporate strategy and evaluate our success in achieving that strategy.

| Performance Measure | Description | Strategic Link | Element of Compensation |
|---|---|---|---|
| **Gross GEO Production**[1] | Gross GEO Production (holding metal price constant) vs. budget | Gold-focused portfolio; capital deployment; growth | Short-term incentive |
| **Net GEOs in Reserves and M&I Resources**[2] | GEOs calculated using budgeted metal prices | Gold-focused portfolio; capital deployment; growth | |
| **Expense Control—Adjusted Cash G&A Expense**[3] | Measures management's ability to manage our business in a cost-efficient manner | Financial flexibility and discipline | |
| **Stewardship and Risk Management** | Measures sufficiency of liquidity; effectiveness of internal controls; cyber risk management; portfolio health and monitoring efforts; human capital management; regulatory compliance and governance practices; investor outreach; and impairments | Financial flexibility and discipline; portfolio management; preparedness and compliance | |
| **Individual Performance** | Measures progress on management development, succession planning, and other established performance metrics | | |
| **TSR Relative to Certain Enumerated Precious Metals Companies** | Measures the value created for our stockholders as compared to others in our industry | Stockholder returns | Performance shares |

[1] Gross GEO Production equals (a) our revenue, adjusted to keep metal prices constant at budgeted metal prices, divided by (b) the budgeted gold price. Budgeted metal prices for 2025 were $2,550 per ounce for gold, $30 per ounce for silver, and $4 per pound for copper.

[2] Net GEOs in Reserves and M&I Resources equals the sum of our estimated mineral reserves and measured and indicated mineral resources (measured for producing and development properties only), net of our cost of sales, multiplied by the applicable budgeted metal price and divided by the budgeted gold price. Our mineral reserves and mineral resources and our cost of sales are adjusted to keep metal prices constant at budgeted metal prices. The target and award amounts were determined by reference to the change in net GEOs in reserves and M&I resources from December 1, 2024 to November 30, 2025.

[3] Adjusted Cash G&A Expense equals our cash general and administrative expense less (a) litigation expenses, (b) charitable contributions (unless in excess of the budgeted amount), and (c) other extraordinary items, if any.

## Compensation Best Practices

Our executive compensation program is designed to align with governance best practices and the long-term interests of our stockholders. We believe these best practices, some of which are in response to feedback from our stockholders, were key to receiving voter support of 98% for our executive compensation program at our annual meeting of stockholders held in May 2025.

# 98%

**Approval of our executive compensation at last year's annual meeting**

**The following are representative practices that we do and do not employ:**

 **What We Do**

- Pay for performance, with a large portion of our CEO's and other NEOs' total direct compensation representing variable or at-risk compensation

- Use multiple, challenging performance measures tied to our strategic objectives for our short-term incentive program

- Apply a performance measure linked to relative TSR to all performance shares, with performance shares representing half of long-term incentive award values

- Establish target and maximum awards in short- and long-term incentive programs

- Use a formulaic scorecard to determine objective short-term incentives and CNG Committee approval for other short-term incentives

- Use a mix of restricted shares and performance shares under our long-term incentive program intended to motivate performance over multiple time horizons and balance the overall risk-reward relationship

- Use a peer group of precious metals-focused companies to benchmark performance and compensation levels

- Target NEO compensation at or near the median of our peer group

- Require executive officers to meet robust stock ownership guidelines to align their interests with the interests of our other stockholders

- Apply "double-trigger" vesting for equity awards in a change in control, requiring a termination of employment to satisfy the vesting criteria

- Engage with stockholders on a variety of topics

- Regularly monitor our executive compensation program to assess and mitigate compensation-related risks

- Maintain independence of the CNG Committee and engage an independent compensation consultant that reports directly to the CNG Committee

- Subject all cash and equity-based incentive compensation to a clawback policy in the event of an accounting restatement or improper conduct

 **What We Do Not Do**

- Guarantee salary increases, annual short-term incentive payments, or long-term incentive opportunities

- Provide excessive perquisites

- Permit repricing of stock options without stockholder approval

- Provide excise tax gross-ups, including for change-of-control payments

- Permit executive officers to hedge or pledge our stock

- Maintain a defined benefit pension plan or any special executive retirement plans

## Executive Compensation Decision Making Process

### Overall Process

The CNG Committee leads the annual executive compensation process, with involvement from its independent Compensation Consultant and management.

## Roles and Responsibilities

| | |
|---|---|
| **CNG Committee** | • Consists of three independent directors in accordance with securities laws and Nasdaq listing rules |
| | • Oversees administration of policies governing executive compensation |
| | • Reviews stockholder feedback and trends in executive compensation design |
| | • Reviews and sets compensation philosophy, objectives, and design, and reviews any updates or changes with the Board annually |
| | • Ensures alignment with strategic goals and stockholder value through establishment of performance measures and goals consistent with our strategy and long-term value creation for stockholders |
| | • Determines whether performance measures are met |
| | • Conducts annual assessment of CEO performance, with input from all independent directors |
| | • Determines CEO compensation outside the presence of the CEO and other management |
| | • Considers, without being bound by, input from the independent Compensation Consultant and the CEO regarding executive compensation |
| | • Determines executive compensation, other than for the CEO, with input from the CEO |
| **Management** | • Provides input to CNG Committee on strategy and program design |
| | • Develops initial recommendations for short- and long-term incentives based on achievement of performance measures |
| **Independent Compensation Consultant** | • Retained annually by CNG Committee; independence determined annually by CNG Committee |
| | • Performs work at direction and under supervision of CNG Committee |
| | • Provides expertise on compensation design, market practices, peer group construction, and benchmarking |
| | • Benchmarks executive officer and director compensation in alternating years |
| | • Provides in-depth review of and recommendations for compensation framework and design |

The CNG Committee assessed the independence of the Compensation Consultant under Nasdaq listing standards and SEC rules and concluded that no conflict of interest existed that would have prevented the Compensation Consultant from serving as an independent consultant to the CNG Committee.

The CNG Committee is responsible for making all equity grants. Our management does not have the authority to make any equity grants.

# Peer Group Selection and Composition

The CNG Committee selects executive compensation peers based primarily on similar industry profile and size, as measured by market capitalization, while seeking a sufficiently robust sample size and positioning Royal Gold near the median of the peer group. The CNG Committee considers peer data on several compensation elements, including base salary, short-term incentives, long-term incentives, and total direct compensation.

For 2025 executive compensation benchmarking, the peer group consisted of our closest metal streaming and royalty competitors, together with comparably sized gold and silver mining companies. Compared with 2024, the 2025 peer group added Lundin Gold, Triple Flag Precious Metals, and Sandstorm Gold, which increased the representation of streaming and royalty companies and enhanced the overall robustness of the peer group.

For purposes of long-term incentive compensation, the CNG Committee selected a broader group to measure relative TSR performance, reflecting the broader competitive landscape for investors. The 2025 performance share peer group consisted primarily of North American, gold-focused companies, including the companies in the executive compensation peer group other than Pan American Silver Corp. and Hecla Mining Company because of their primary focus on silver, together with additional gold-focused companies, as reflected in the table below.

| Company | Primary Industry | Market Capitalization as of December 31, 2025 ($ in millions) | Executive Compensation Peer Group | Performance Shares Peer Group |
|---|---|---|---|---|
| Agnico Eagle Mines Limited | Gold | $ 85,112 | X | X |
| Alamos Gold Inc. | Gold | $ 16,225 | X | X |
| B2Gold Corp. | Gold | $ 6,022 | X | X |
| Eldorado Gold Corporation | Gold | $ 7,224 | X | X |
| Franco-Nevada Corporation | Gold | $ 40,002 | X | X |
| Kinross Gold Corporation | Gold | $ 34,035 | X | X |
| Lundin Gold, Inc. | Gold | $ 20,077 | X | X |
| OR Royalties Inc. | Gold | $ 6,666 | X | X |
| Sandstorm Gold Ltd* | Gold | $ 3,553 | X | X |
| SSR Mining Inc. | Gold | $ 4,455 | X | X |
| Triple Flag Precious Metals Corp | Gold | $ 6,871 | X | X |
| Wheaton Precious Metals Corporation | Gold | $ 53,431 | X | X |
| Hecla Mining Company | Silver | $ 12,859 | X | |
| Pan American Silver Corp. | Silver | $ 21,904 | X | |
| Barrick Mining Corporation | Gold | $ 73,583 | | X |
| Coeur Mining, Inc. | Gold | $ 11,451 | | X |
| Equinox Gold Corp. | Gold | $ 11,040 | | X |
| IAMGOLD Corporation | Gold | $ 9,506 | | X |
| K92 Mining Inc. | Gold | $ 4,028 | | X |
| New Gold Inc. | Gold | $ 6,906 | | X |
| Newmont Corporation | Gold | $108,785 | | X |
| OceanaGold Corporation | Gold | $ 6,436 | | X |
| Torex Gold Resources Inc. | Gold | $ 4,596 | | X |
| 75th Percentile | | | $ 31,002 | $ 34,035 |
| Median | | | $ 14,542 | $ 9,506 |
| 25th Percentile | | | $ 6,717 | $ 6,436 |
| **Royal Gold, Inc.** | Gold | | **$ 18,761** | **$ 18,761** |
| Percentile Ranking | | | 59th | 68th |

Data source for market capitalization amounts is S&P CapitalIQ.

* Value as of October 17, 2025, the last trading day before Royal Gold's acquisition of Sandstorm Gold on October 20, 2025.

## 2025 NEO Compensation

Our executive compensation program consists of base salary, a short-term cash incentive, long-term equity incentive awards, and modest fixed benefits. The CNG Committee is of the view that total direct compensation should generally be set within 15% of the median of our peer group. The majority of target compensation is performance-based and not guaranteed. We emphasize the use of long-term equity to incentivize our executives, and our stock ownership guidelines require our executives to maintain significant equity holdings to better align their interests with the interests of our stockholders.

## Base Salary

Base salary is the fixed cash compensation paid to an executive to perform his or her job duties. The CNG Committee reviews base salaries annually and retains an independent compensation consultant to benchmark salaries and other elements of compensation against our peer group every other year. When setting 2025 executive compensation in February 2025, the CNG Committee considered market data presented in January 2025 by the Compensation Consultant. The CNG Committee also takes into account the recommendations of Mr. Heissenbuttel, our CEO, with respect to salary adjustments for executives who report to him.

In general, base salaries are targeted at or near the median of our peer group. For Dr. Raffield, who was appointed to his current role in September 2023, the CNG Committee has taken an incremental approach to market adjustments to his salary so that Dr. Raffield's total direct compensation will approach the median over the three-year period after his appointment.

Mr. Breeze is paid in Swiss francs. Information regarding the methodology used to convert his base salary into U.S. dollars is provided in the Summary Compensation Table beginning on page 60.

**Named Executive Officer Base Salaries**

| Name | Title | Base Salary for 2024 | Base Salary for 2025 | Market Adjustment |
|---|---|---|---|---|
| **William Heissenbuttel** | President and CEO | $896,000 | $918,000 | 2.5% |
| **Paul Libner** | SVP and CFO | $480,000 | $492,000 | 2.5% |
| **Daniel Breeze**[1] | SVP, Corporate Development, RGLD Gold AG | CHF 453,000 | CHF 458,000 | 1.1% |
| **Martin Raffield** | SVP, Operations | $445,000 | $475,000 | 6.7% |
| **Randy Shefman** | SVP and General Counsel | $464,000 | $475,000 | 2.4% |

[1] Mr. Breeze's cash compensation is paid in Swiss francs. The amounts in U.S. dollars equivalent as of December 31, 2024 and December 31, 2025 are $495,411 and $514,649, respectively. See footnote 4 to the Summary Compensation Table for more information.

# Short-Term Incentive Awards

The CNG Committee determines short-term incentive awards using a scorecard that includes pre-established financial, operational, strategic, stewardship and risk management, and individual performance measures. Depending on the nature of the measure, these performance measures may be objective or subject to CNG Committee judgment. For example, measures tied to financial metrics are objective, while measures tied to stewardship and risk management and individual performance involve qualitative assessment. The CNG Committee believes that including non-financial and qualitative elements in the short-term incentive program supports a more balanced evaluation of performance and allows for appropriate upward or downward adjustments based on overall performance.

The CNG Committee believes the scorecard promotes transparency, uses measures that are understood by our executives and stockholders, and aligns executive pay with Company performance.

In February 2025, the CNG Committee established a short-term incentive target for each executive, expressed as a percentage of 2025 base salary. Based on market data provided by the Compensation Consultant, the Committee increased short-term incentive targets for 2025 to more closely align with the peer group median: for Mr. Heissenbuttel, from 100% to 110% of base salary, and for the other NEOs, from 75% to 90% of base salary.

The CNG Committee also established performance measures tied to corporate and individual performance and approved threshold, target, and maximum goals for each objective measure. Payouts under the short-term incentive program may range from zero, if threshold performance is not achieved, to 200% of an NEO's target short-term incentive opportunity, if maximum performance is achieved.

In general, the CNG Committee establishes performance goals using the following guideposts:

| Threshold | Target | Maximum |
|---|---|---|
| Threshold performance reflects the minimum acceptable level of performance, below which no payout is earned | Target performance is generally consistent with our annual budget and strategic plan, while remaining challenging to achieve | Maximum performance requires significant effort to achieve and reflects exemplary performance above target, with payout opportunities of up to 200% of target |

## Short-Term Incentive Scorecard Actual

Our 2025 short-term incentive program consisted of five categories of goals that were key to our continued success. These goals are summarized in the table below. In February 2026, the CNG Committee evaluated our corporate performance against each preestablished performance measure.

| Performance Measure | Weight | Threshold (0% payout) | Target (100% payout) | Maximum (200% payout) | % of Target Achieved |
|---|---|---|---|---|---|
| **Gross GEO Production**[1] as compared to budget, holding metal prices constant | 30% | 20% below budget | At budget | 20% over budget | 143% |
| **Net GEOs in Reserves and M&I Resources**[2] compared to budget, using budgeted metal prices | 20% | 15% below budget | At budget | 15% over budget | 200% |
| **Expense Control**[3] | 10% | 10% over budget | At budget | 15% under budget | 40% |
| **Stewardship and Risk Management** | 15% | CNG Committee assessment of the measures discussed below | | | 150% |
| **Individual performance** against preestablished goals | 25% | CNG Committee and CEO assessment of individual performance | | | Varies (see table below) |
| **Total** | **100%** | | | | |

[1] Gross GEO Production equals (a) our revenue, adjusted to keep metal prices constant at budgeted metal prices, divided by (b) the budgeted gold price. Budgeted metal prices for 2025 were $2,550 per ounce for gold, $30 per ounce for silver, and $4 per pound for copper. For 2025, our Gross GEO Production was 303,900 ounces, compared to budgeted Gross GEO Production of 280,000 ounces.

[2] Net GEOs in Reserves and M&I Resources equals the sum of the Company's estimated mineral reserves and mineral resources (for producing and development properties only), net of our cost of sales, multiplied by the applicable budgeted metal price and divided by the budgeted metal price of $2,550 per ounce for gold. Our mineral reserves and mineral resources and our cost of sales are adjusted to keep metal prices constant at budgeted metal prices of $2,550 per ounce for gold, $30 per ounce for silver, and $4 per pound for copper. The target and award amounts were determined by reference to the change in net GEOs in reserves and M&I resources from December 1, 2024 to November 30, 2025. For 2025, the Company recognized 10.4 million actual net GEOs in reserves and M&I resources from producing and development properties as of November 30, 2025, compared to 6.973 million net GEOs in reserves and M&I resources as of December 1, 2024.

[3] Expense Control measures our cash general and administrative expense, less (a) litigation expenses, (b) charitable contributions (unless in excess of the budgeted amount), and (c) other extraordinary items, if any. For 2025, our adjusted cash general and administrative expense was $31.1 million (excluding $2.0 million of bonus accruals following the closing of the acquisition of Sandstorm Gold and Horizon Copper), compared to budgeted adjusted cash general and administrative expense of $30.5 million.

# Short-Term Incentive Award Assessments

In February 2026, our CNG Committee determined payouts for our NEOs under our short-term incentive program based on the Company's performance and individual performance. In assessing Royal Gold's performance, the CNG Committee determined that our performance exceeded target on the following metrics: (1) Gross GEO Production of 303,900 GEOs exceeded target by nearly 24,000 GEOs, resulting in a payout of 143% of target, and (2) Net GEOs in Reserves and M&I Resources of 10.4 million net GEOs exceeded target by 3.4 million net GEOs and exceeded the performance cap by 2.4 million net GEOs, resulting in a payout of 200% of target. If the Net GEOs in Reserves and M&I Resources were not capped at 200%, the 10.4 million net GEOs would have resulted in a payout of 428% of target. Expense Control exceeded the threshold but did not reach the target, resulting in a payout of 40% of target on that metric.

With respect to the Stewardship and Risk Management performance measure, the CNG Committee determined that performance exceeded target for 2025 as a result of the following accomplishments: (a) an increase in the capacity available under our credit facility from $1.0 billion to $1.4 billion; (b) no reportable significant deficiencies or material weaknesses in internal controls over financial reporting; (c) the extension of cyber awareness training to all employees, including 9 new employees; (d) no impairments, collectability issues, or material issues identified in our portfolio; (e) significant revisions to Company policies and disclosure following regulatory changes, and navigation of extensive regulatory matters in connection with the acquisition of Sandstorm Gold and Horizon Copper; (f) increased support for local communities and operator sites; and (g) a successful 30% increase in headcount, including no employee losses. Investor outreach increased in 2025 compared to 2024, including numerous investor meetings relating to the acquisition of Sandstorm Gold and Horizon Copper. The CNG Committee approved a payout of 150% of target on the Stewardship and Risk Management metric.

The CNG Committee evaluated Mr. Heissenbuttel's performance against his individual performance measures. The CNG Committee and Mr. Heissenbuttel evaluated the performance of our other NEOs against their individual performance measures. Individual performance goals for Mr. Heissenbuttel related to corporate strategy and goals, engagement with all stakeholders, human capital management, and Board communication, including succession planning. Individual performance goals for the other NEOs covered specific tasks relating to their areas of responsibility and covered topics such as asset/risk management, business development efforts, expanded sustainability and stewardship efforts, or cost reductions, depending on the NEO.

The following tables show the payouts for the year ended December 31, 2025 for our NEOs:

## Performance Versus Pre-established Performance Measures

| Performance Measure | % of Target Achieved | Weight | Heissenbuttel | Libner | Breeze | Raffield | Shefman |
|---|---|---|---|---|---|---|---|
| Gross GEO Production | 143% | 30% | 42.8% | 42.8% | 42.8% | 42.8% | 42.8% |
| Net GEOs in Reserves and M&I Resources | 200% | 20% | 40.0% | 40.0% | 40.0% | 40.0% | 40.0% |
| Expense Control | 40% | 10% | 4.0% | 4.0% | 4.0% | 4.0% | 4.0% |
| Stewardship and Risk Management | 150% | 15% | 22.5% | 22.5% | 22.5% | 22.5% | 22.5% |
| Individual Performance | varies | 25% | 29.3% | 29.5% | 29.5% | 29.3% | 29.0% |
| Overall Score for NEO | | | 138.6% | 138.8% | 138.8% | 138.6% | 138.3% |

## Short-Term Incentive Awards Made for 2025

| Measure for 2025 | Heissenbuttel | Libner | Breeze | Raffield | Shefman |
|---|---|---|---|---|---|
| Target | $1,009,800 | $442,800 | CHF 412,200 | $427,500 | $427,500 |
| Overall Score for NEO | 138.6 % | 138.8 % | 138.8 % | 138.3 % | 138.6 % |
| Actual Short-Term Incentive | $1,400,000 | $615,000 | CHF 572,000 | $591,000 | $592,000 |

## Special Bonus

In light of the significant outperformance on the Net GEOs in Reserves and M&I Resources scorecard measure, as well as the extraordinary effort required by management to complete the Sandstorm Gold and Horizon Copper acquisition, the CNG Committee determined that the formulaic results under the short-term incentive scorecard did not fully reflect management's performance and contributions in 2025. The CNG Committee therefore exercised its discretion to approve one-time special bonuses for the NEOs in addition to the amounts otherwise determined under the scorecard, consisting of $100,000 in cash and $200,000 in restricted shares for Mr. Heissenbuttel and $50,000 in cash and $100,000 in restricted shares for each of the other NEOs.

The restricted shares vest 50% on the first anniversary of the grant date and 50% on the third anniversary of the grant date, in each case subject to the NEO's continued service through the applicable vesting date. The CNG Committee determined that providing two-thirds of the special bonus in restricted shares would promote retention, while also recognizing both the extraordinary effort required to complete the acquisition and the significant benefits the acquisition has delivered to the Company and its stockholders, including an approximately 50% increase in net GEOs in reserves and M&I resources.

# Long-Term Incentive Awards

Long-term incentive compensation is designed to encourage executives to manage our business for the long term by delivering a significant portion of each executive's potential total direct compensation at a future date.

Awards during 2025 were consistent with compensation program modifications implemented since August 2021 by our CNG Committee, following the recommendations of our Compensation Consultant, designed to simplify our long-term incentive program in a way that aligns with stockholder expectations and competitive market practices and to remove overlap between the performance measures under our short- and long-term incentive programs.

## Types of Awards in 2025

Grants of annual long-term incentive awards for executives for 2025 were split equally between restricted shares and TSR performance shares.

| Award Type | 2025 Proportion | How it works |
|---|---|---|
| **Time-Based Restricted Shares** | 50% | Grants of restricted stock awards ("RSAs") and restricted stock units ("RSUs") focus on retention by securing the long-term commitment of our executives, with the ultimate value received tied directly to our share price performance over the vesting period. RSAs and RSUs granted in February 2025 vest ratably over three years. Our U.S.-based executives receive RSAs, and our executives based in Canada and Switzerland receive RSUs.<br><br>RSAs are treated as issued and outstanding shares of common stock with voting and dividend rights. RSUs are not issued and outstanding shares upon which the grantee may vote or receive dividends; however, grantees are entitled to a cash payment (or dividend equivalent) in the amount of declared dividends at the time dividends are paid. |
| **TSR Performance Shares** | 50% | Performance shares are intended to incentivize the achievement of long-term share price appreciation. Performance shares vest after three years only if we achieve a TSR compared to the TSRs of certain enumerated precious metals companies between defined threshold and maximum levels over that three-year period. No performance shares vest if the threshold goal is not met. Performance shares vest by linear interpolation within a range from zero shares if the threshold goal of TSR at the 25th percentile is met, to 100% if the target goal of TSR at the 50th percentile is met, and then to 200% if the maximum goal of TSR at the 75th percentile is met or exceeded. For all performance shares, the grantee must be in continuous service from the grant date through any vesting date to receive any shares. If the performance goals are not achieved during this period, the shares expire unvested for non-attainment.<br><br>Our TSR performance group is a customized group of companies comparable to Royal Gold with respect to geography, capitalization, and a gold focus. See "Peer Group Selection and Composition" on page 47.<br><br>Performance shares are not issued and outstanding shares upon which the grantee may vote or receive dividends. Performance shares vest only if the CNG Committee determines that the underlying performance goals are met and the service condition is satisfied. Vested performance shares are settled in shares of our common stock. |

## Value of 2025 Awards

The CNG Committee, informed by market information presented by the Compensation Consultant, set equity award values for executives in February 2025 taking into account the following factors:

- In 2023, the CNG Committee set the target value of long-term equity awards at 225%-300% of base salary for our CEO and at 125%-200% of base salary for other NEOs, resulting in targeted total direct compensation within 15% of the median of our peers.

- In 2024, the CNG Committee increased the target value of the long-term equity awards for the NEOs other than the CEO to 150%-225% of base salary, based on market information presented by the Compensation Consultant and promotions to senior vice president for each of these NEOs. The CNG Committee approved awards with a target value set at the midpoint of the new range starting in 2024 for Mr. Libner and in 2025 for Mr. Breeze, Mr. Raffield, and Mr. Shefman. In each case, the value of the long-term equity awards was set at an amount that resulted in target total direct compensation within 15% of the median of our peers.

| Name | Target Value of 2024 Equity Grants | Target Value of 2025 Equity Grants | Percentage Change |
|---|---|---|---|
| Heissenbuttel | $ 2,352,000 | $ 2,480,000 | 5% |
| Libner | $ 900,000 | $ 949,000 | 5% |
| Breeze | $ 881,000 | $ 1,054,000 | 20% |
| Raffield | $ 778,000 | $ 946,000 | 22% |
| Shefman | $ 784,000 | $ 916,000 | 17% |

## Vesting of Previously Granted Awards

**GEO Shares:** GEO Performance Shares ("GEO Shares") granted in 2020 were subject to vesting conditions during 2025. GEO Shares constituted 50% of the performance shares granted in 2020, with the other 50% consisting of TSR performance shares with performance periods ending before 2025. The GEO Shares vested only if we grew annual net GEOs between defined threshold and maximum growth levels prior to the end of the fifth fiscal year following the grant date. Growth in annual net GEOs was designed to measure our success in growing our business, whether by acquiring new streams and royalties or reserve expansion by our mine operators. Net GEOs are calculated in the same manner as for short-term incentive awards, as described above, but with prices unique to each calculation.

The vesting of GEO Shares during 2025 is summarized below:

| Grant Date | Incremental Percentage of Target GEO Shares Vesting During 12 Months Ended: | | Vesting Result | Cumulative Percentage of Target GEO Shares Vested |
|---|---|---|---|---|
| August 2020 | 6/30/2021 | 28% | Between threshold and target | 28% |
| | 6/30/2022 | 33% | Between threshold and target | 61% |
| | 6/30/2023 | 0% | No additional vesting | 61% |
| | 6/30/2024 | 0% | No additional vesting | 61% |
| | 6/30/2025 | 0% | No additional vesting | 61% |

**TSR Shares:** TSR performance shares ("TSR Shares") vest only if the Company achieves a relative total stockholder return compared to the total stockholder returns of certain precious metals companies between defined threshold and maximum levels over a three-year performance period. TSR Shares granted in March 2023 had a performance period from January 1, 2023 through December 31, 2025; TSR Shares granted in February 2024 have a performance period from January 1, 2024 through December 31, 2026; and TSR Shares granted in February 2025 have a performance period from January 1, 2025 through December 31, 2027.

| Grant Year | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | Status |
|---|---|---|---|---|---|---|---|
| 2023 | Performance Period (100% complete) | | | Vest, if achieved | | | Below threshold; no shares awarded |
| 2024 | | Performance Period (67% complete) | | | Vest, if achieved | | Tracking below threshold |
| 2025 | | | Performance Period (33% complete) | | | Vest, if achieved | Tracking below threshold |

Set forth below are the threshold, target, and maximum goals for the TSR Shares granted in March 2023 and February 2024:

| | | |
|---|---|---|
| Threshold | 35th percentile or less | 0% of target shares awarded |
| Target | 60th percentile | 100% of target shares awarded |
| Maximum | 85th percentile or more | 200% of target shares awarded |

The CNG Committee determined to revise the threshold, target, and maximum goals for the TSR Shares beginning with the February 2025 grants to better align with the goals used by peer companies, as follows:

| | | |
|---|---|---|
| Threshold | 25th percentile or less | 0% of target shares awarded |
| Target | 50th percentile | 100% of target shares awarded |
| Maximum | 75th percentile or more | 200% of target shares awarded |

All TSR Shares vest by linear interpolation within a range from zero shares if the threshold goal is met, to 100% if the target goal is met, and then to 200% if the maximum goal is met or exceeded. For all TSR Shares, the grantee must be in continuous service from the grant date through any vesting date to receive any shares. Any TSR Shares that remain unvested after the last applicable vesting date expire unvested.

The vesting of TSR Shares for performance periods ending in 2025 is summarized below:

| Grant Date | TSR Percentile Achieved | CNG Committee Vesting Determination |
|---|---|---|
| March 2023 | 20th | Percentile below threshold; no shares vested |

## Long-Term Incentive Grant Practices

The CNG Committee approves all equity awards on or before the grant date. The CNG Committee's general practice is to grant equity awards in February or early March of each year, which the CNG Committee believes is a sufficient amount of time after the release of our fiscal year-end results for the public markets to have absorbed such results. On occasion, the CNG Committee may grant equity awards outside of our annual grant cycle for new hires, promotions, recognition, retention, or other purposes.

While the CNG Committee has discretionary authority to grant equity awards outside of the cycle described above, it does not have a practice or policy of granting equity awards in anticipation of the release of material non-public information and, in any event, we do not time the release of material non-public information in coordination with grants of equity awards in a manner that intentionally affects the value of executive compensation.

The Company did not grant any stock options or SARs to its NEOs during 2025.

# Benefits and Other Compensation Arrangements

## Benefit Programs

Benefit programs for our executives are similar in design and purpose to the programs offered to all of our employees in the U.S., Canada, and Switzerland. Executives can also participate in various health and welfare benefit programs to the extent appropriate in the country of employment under applicable laws. We share the cost of certain health and retirement benefit programs with all of our employees. We also offer, directly or indirectly, retirement plans for all of our employees. The U.S. plan is a Salary Reduction/Simplified Employee Pension Plan ("SARSEP Plan"), in which all U.S. employees are eligible to participate. The Canadian plan is a Group Registered Retirement Savings Plan ("Group RRSP"), in which all Canadian employees are eligible to participate. The SARSEP Plan and Group RRSP are voluntary plans. The plan for Swiss employees is regulated by Swiss statutes, is mandated for all Swiss employees within defined limits, and provides for employees' retirement, survivors, and disability insurance ("Pension Plan").

The SARSEP Plan and Group RRSP allow employees to reduce their pre-tax salary, subject to certain regulatory limitations, and to put this money into a tax-deferred investment plan. We may make non-elective contributions to the employee's SARSEP Plan and Group RRSP up to 7% of an individual's annual salary and short-term incentive, subject to limits. Employer contributions to the employee's SARSEP Plan or Group RRSP are immediately 100% vested. Total employee and employer contributions to the SARSEP Plan and Group RRSP are subject to annual regulatory limitations. Our Swiss subsidiary pays approximately 50% of the contributions to the Pension Plan according to the applicable regulations of the pension scheme provider. The contribution due is a percentage of the relevant covered salary and depends on the age of the Swiss employee.

We do not generally provide perquisites or other special benefits to executives that are not available to all of our employees.

## Employment Agreements

We have entered into employment agreements with each of our executives. Under these agreements, we offer certain post-employment payments and benefits to our executives upon the occurrence of specified events. We believe these arrangements better enable us to offer competitive total compensation packages to our executives and promote the ongoing retention of these executives when considering potential transactions that may create uncertainty as to their future employment with us. None of the employment agreements provide for excise tax gross-ups in a change in control.

On March 17, 2025, we entered into new employment agreements with each of Messrs. Heissenbuttel, Libner, Raffield, and Shefman, and on April 16, 2025, our wholly owned subsidiary, RGLD Gold AG, entered into an amended and restated employment contract with Mr. Breeze. Each of the agreements has an indefinite term. Each NEO is entitled to a minimum annual base salary, which salary may be increased annually as determined by our Board or CNG Committee, and each NEO is eligible to participate in our short-term incentive and long-term equity programs, as well as other employee benefits made available to similarly situated executives. Each NEO is also entitled to severance benefits in connection with a termination of employment with or without a change in control as described below under "Potential Payments Upon Termination or Change in Control" on page 64. Each NEO is prohibited from competing against us or soliciting our employees, vendors, or business counterparties for 12 months following termination of employment.

## Post-Termination Compensation

We do not provide pension or other retirement benefits apart from the SARSEP Plan, the Group RRSP, and the Pension Plan, each described above. We provide certain post-termination benefits pursuant to the terms of our equity incentive plan and employment agreements described above under "Employment Agreements" on page 56 and below under "Potential Payments Upon Termination or Change in Control" on page 64.

## Compensation Policies and Governance Practices

### Stock Ownership Guidelines



| | | | | |
|---|---|---|---|---|
| CEO | 4X Base Salary | Holding Requirement 50% until executive officer reaches ownership requirement | NEO and director compliance 100% | What Counts Shares directly owned and unvested RSAs and RSUs |
| All Other Executive Officers | 2X Base Salary | | | |
| Directors | $600,000 | Director's time to meet: 5 years from 1st equity grant | | |

Our Stock Ownership Guidelines encourage our executive officers to achieve and maintain a minimum investment in our stock. We believe these guidelines incentivize our executive officers to focus on improving long-term stockholder value and align our executive officers' interests with the interests of stockholders generally. The requirement is set as a number of shares with a dollar value that is equivalent to a multiple of the executive officer's base salary. Unearned performance shares and unexercised stock options and stock-settled stock appreciation rights ("SARs") are not considered owned for purposes of the requirement.

There is no timeframe within which executive officers must meet ownership targets. Each executive officer must, however, hold 50% of the shares acquired under any equity grant, net of shares withheld or sold to cover taxes, until the executive officer reaches the ownership requirement. If a significant decline in Royal Gold's stock price, a recoupment of incentive compensation under our clawback policy, or other event approved by the Board causes an individual's holdings to fall below the applicable threshold, the executive will not be required to purchase additional shares to meet the threshold but must refrain from selling shares until the threshold has again been achieved.

Compliance is evaluated as of December 31 of each year using the 30-day volume-weighted average stock price for the period ending on December 31 of such year. Compliance is also evaluated in connection with any trading preclearance request submitted under our Insider Trading Policy. For purposes of determining compliance, the value of an executive officer's holdings is based upon the higher of (1) the cost of acquisition or value at the time of grant, or (2) the market value on the date of determination. As shown in the table below, all of our NEOs were in compliance with the ownership requirements as of December 31, 2025.

| Executive | Guideline Value of Common Stock to be Owned | Holdings as of December 31, 2025 | Value Owned as of December 31, 2025* |
|---|---|---|---|
| William Heissenbuttel | 4x Salary | 124,140 | 28.5x Salary |
| Paul Libner | 2x Salary | 18,832 | 8.1x Salary |
| Daniel Breeze | 2x Salary | 19,409 | 7.1x Salary |
| Martin Raffield | 2x Salary | 9,995 | 4.4x Salary |
| Randy Shefman | 2x Salary | 3,942 | 4.1x Salary |

* Values were calculated using the 30-day volume-weighted average stock price as of December 31, 2025 of $211.37 per share, pursuant to our Stock Ownership Guidelines.

## Clawback Policy

In November 2023, our CNG Committee and Board approved amendments to our Incentive Compensation Recoupment Policy (or clawback policy) to comply with Nasdaq listing requirements regarding the recoupment of incentive-based compensation in connection with an accounting restatement. The amended policy retained our existing discretionary, fault-based policy for improper conduct but expanded it to cover all executive officers.

The policy provides that if we undertake an accounting restatement, the Board will recoup any incentive-based compensation received by current or former executive officers during the three completed fiscal years prior to the date the restatement determination is made that was in excess of what would have been received by the executive officers after giving effect to the restatement. In addition, if an executive officer has engaged in improper conduct that results in, or could reasonably be expected to result in, material financial harm to Royal Gold or its stockholders, material reputational risk to Royal Gold, or criminal proceedings against Royal Gold or its directors, officers, or employees, the Board may, in its sole discretion after evaluating the associated costs and benefits, recoup or take other action regarding any incentive-based compensation paid or granted during the previous three years to that executive officer. For purposes of the policy, improper conduct means an executive officer's willful misconduct (including fraud, bribery, or other illegal acts) or gross negligence, including any failure to report properly, or to take appropriate remedial action with respect to, misconduct or gross negligence by another person.

Each of our executive officers has signed an acknowledgment agreeing to comply with the terms of the clawback policy.

## Risk Assessment of Compensation Policies and Practices

We conducted an assessment of our compensation policies and practices, including our executive compensation program, to evaluate the potential risks associated with these policies and practices. We reviewed this assessment with the CNG Committee. We have concluded that our compensation programs are designed with an appropriate balance of risk and reward and do not encourage excessive or unnecessary risk-taking behavior. As a result, we do not believe that risks relating to our compensation policies and practices are reasonably likely to have a material adverse effect on Royal Gold.

In conducting this review, we considered the following attributes of our programs:

- Mix of base salary, short-term incentive awards, and long-term equity compensation
- Alignment between performance measures used under performance-based compensation and performance measures used by our Board to chart corporate strategy
- Multiple performance measures under short-term incentive awards to avoid placing excessive emphasis on any single measure
- Capped performance multipliers for short-term incentives and performance share awards
- Strong Board oversight of acquisitions to help ensure disciplined growth and discourage growth at any cost
- CNG Committee discretion to adjust compensation downward to reflect performance or other factors
- Current equity vesting periods of up to three years designed to reward high-performing executives and key employees who drive long-term stockholder value
- Benchmarking of compensation levels to ensure programs are consistent with industry practices
- Internal controls that serve to preclude decision-makers from taking excessive risk to earn the incentives provided under our compensation plans
- CNG Committee oversight of compensation programs
- Stock ownership guidelines that align the interests of executive officers with those of our stockholders generally
- Clawback policy allowing for the recoupment of executive incentive-based compensation for accounting restatements or serious misconduct

# Compensation, Nominating, and Governance Committee Report

The Compensation, Nominating, and Governance Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis. Based on this review and discussion, the Compensation, Nominating, and Governance Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in Royal Gold's Annual Report on Form 10-K for the year ended December 31, 2025, and the Board of Directors has approved that recommendation.

This report is provided by the following independent directors, who comprise the Compensation, Nominating, and Governance Committee:

**Sybil Veenman, Chair**

**Fabiana Chubbs**

**William Hayes**

# Executive Compensation Tables

## Summary Compensation Table

The following table summarizes information regarding the compensation of our NEOs for the years ended December 31, 2025, 2024, and 2023.

| Name and Principal Position | Year | Salary ($) | Bonus ($)[1] | Non-Equity Incentive Plan Compensation ($) | Stock Awards ($)[2] | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|---|---|---|
| **William Heissenbuttel** President and CEO | 2025 | 918,000 | 100,000 | 1,400,000 | 2,759,437 | 52,647 | 5,230,084 |
| | 2024 | 896,000 | — | 935,000 | 2,303,093 | 50,415 | 4,184,508 |
| | 2023 | 865,000 | — | 862,000 | 2,507,551 | 47,506 | 4,282,057 |
| **Paul Libner** SVP and CFO | 2025 | 492,000 | 50,000 | 615,000 | 1,056,710 | 42,638 | 2,256,348 |
| | 2024 | 480,000 | — | 374,000 | 881,002 | 42,171 | 1,777,173 |
| | 2023 | 463,000 | — | 350,000 | 925,669 | 37,689 | 1,776,358 |
| **Daniel Breeze**[4] SVP, Corporate Development, RGLD Gold AG | 2025 | 552,609 | 50,000 | 690,158 | 1,117,846 | 67,083 | 2,477,696 |
| | 2024 | 514,649 | — | 403,312 | 863,513 | 63,164 | 1,844,638 |
| | 2023 | 495,441 | — | 380,766 | 761,710 | 50,877 | 1,688,794 |
| **Martin Raffield** SVP, Operations | 2025 | 475,000 | 50,000 | 591,000 | 1,018,632 | 44,294 | 2,178,926 |
| | 2024 | 445,000 | — | 346,000 | 762,925 | 42,535 | 1,596,460 |
| | 2023 | 382,337 | — | 294,000 | 626,160 | 37,224 | 1,339,721 |
| **Randy Shefman** SVP and General Counsel | 2025 | 475,000 | 50,000 | 592,000 | 1,018,632 | 44,409 | 2,180,041 |
| | 2024 | 464,000 | — | 367,000 | 794,733 | 43,651 | 1,669,384 |
| | 2023 | 448,000 | — | 348,000 | 825,377 | 40,189 | 1,661,566 |

[1] Consists of a special bonus awarded in light of the significant outperformance on the Net GEOs in Reserves and M&I Resources scorecard measure and the extraordinary effort required by management to complete the Sandstorm Gold and Horizon Copper acquisition. See "Special Bonus" on page 52.

[2] Amounts represent the grant date fair value of restricted shares and performance shares, calculated in accordance with financial statement reporting rules. You can find information about the assumptions used to calculate grant date fair values in Note 12 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2025. Performance shares are valued in the table above based on the probable outcome of the performance conditions on the grant date (100% of target performance). The grant date fair values of the performance shares, assuming target and maximum performance, for 2025 were as follows:

| Name | Number of Shares At Target (#) | Grant Date Fair Value At Target ($) | Grant Date Fair Value At Maximum ($) |
|---|---|---|---|
| **William Heissenbuttel** | 8,430 | 1,554,155 | 3,108,310 |
| **Paul Libner** | 3,230 | 595,483 | 1,190,966 |
| **Dan Breeze** | 3,420 | 630,511 | 1,261,022 |
| **Martin Raffield** | 3,110 | 573,360 | 1,146,719 |
| **Randy Shefman** | 3,110 | 573,360 | 1,146,719 |

(3) Amounts for 2025 include the following:

| Name | Employer Retirement Plan Contributions ($) | Life and Disability Insurance Premiums ($) | Long-Term Disability Insurance Premiums ($) |
|---|---|---|---|
| William Heissenbuttel | 48,580 | 792 | 3,275 |
| Paul Libner | 39,000 | 792 | 2,846 |
| Daniel Breeze | 56,224 | 10,859 | — |
| Martin Raffield | 40,292 | 792 | 3,210 |
| Randy Shefman | 40,771 | 792 | 2,846 |

(4) Mr. Breeze's cash compensation is paid in Swiss francs. The amounts shown are the U.S. dollar equivalents, based on the average conversion rates of one Swiss franc to the following U.S. dollar amounts: 2025—1.21 U.S. dollars; 2024—1.13 U.S. dollars; and 2023—1.11 U.S. dollars.

# Grants of Plan-Based Awards in 2025

This table provides information regarding stock-based awards granted to our NEOs during the year ended December 31, 2025.

| Name | Award | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Target ($) | Maximum ($) | Estimated Future Payouts Under Equity Incentive Plan Awards[2] Target (#) | Maximum (#) | All Other Stock Awards: Number of Shares of Stock or Units[3] (#) | Grant Date Fair Value of Stock Awards ($)[4] |
|---|---|---|---|---|---|---|---|---|
| William Heissenbuttel | Short-Term Incentive | N/A | 1,009,800 | 2,019,600 | | | | |
| | Performance Shares | 2/27/25 | | | 8,430 | 16,860 | | 1,554,155 |
| | RSA | 2/27/25 | | | | | 8,310 | 1,205,282 |
| Paul Libner | Short-Term Incentive | N/A | 442,800 | 885,600 | | | | |
| | Performance Shares | 2/27/25 | | | 3,230 | 6,460 | | 595,483 |
| | RSA | 2/27/25 | | | | | 3,180 | 461,227 |
| Daniel Breeze | Short-Term Incentive | N/A | 497,348 | 994,696 | | | | |
| | Performance Shares | 2/27/25 | | | 3,420 | 6,840 | | 630,511 |
| | RSU | 2/27/25 | | | | | 3,360 | 487,334 |
| Martin Raffield | Short-Term Incentive | N/A | 427,500 | 855,000 | | | | |
| | Performance Shares | 2/27/25 | | | 3,110 | 6,220 | | 573,360 |
| | RSA | 2/27/25 | | | | | 3,070 | 445,273 |
| Randy Shefman | Short-Term Incentive | N/A | 427,500 | 855,000 | | | | |
| | Performance Shares | 2/27/25 | | | 3,110 | 6,220 | | 573,360 |
| | RSA | 2/27/25 | | | | | 3,070 | 445,273 |

(1) Represents potential amounts payable under short-term incentive awards for the year ended December 31, 2025. Actual amounts earned by executives are reported in the Summary Compensation Table.

(2) Represents performance shares that vest at the end of three years and are settled in shares of our common stock upon achievement of corporate performance goals tied to our relative TSR over a three-year performance period. Performance shares vest by linear interpolation within a range from zero shares if the threshold goal is met, to 100% if the target goal is met, and then to 200% if the maximum goal is met or exceeded. If threshold performance is not achieved, the awards are forfeited and expire unvested. These awards do not represent issued and outstanding shares of common stock, and the grantee has no voting or dividend rights with respect to the awards before vesting and settlement.

(3) Represents RSAs or RSUs that vest ratably over three years based on continued service. RSAs are issued and outstanding shares of common stock with voting and dividend rights. RSUs are not issued and outstanding shares upon which grantees may vote or receive dividends; however, grantees are entitled to a cash payment (or dividend equivalent) in the amount of declared dividends at the time dividends are paid.

(4) Represents the grant date fair value of awards (at target, if applicable) calculated in accordance with financial statement reporting rules.

# Outstanding Equity Awards at the End of 2025

This table provides information about the total outstanding stock options, SARs, restricted shares, and performance shares for each of our NEOs as of December 31, 2025.

| Name | Award | Grant Date | Option Awards Number of Securities Underlying Unexercised Options[1] (#) Exercisable | Option Exercise Price ($) | Option Expiration Date | Stock Awards Number of Shares or Units That Have Not Vested[2] (#) | Market Value of Shares or Units of Stock That Have Not Vested[3] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#) | Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($) |
|---|---|---|---|---|---|---|---|---|---|
| William Heissenbuttel | ISO/SAR | 8/13/2019 | 7,810 | 124.60 | 8/13/2029 | | | | |
| | ISO/SAR | 1/2/2020 | 3,910 | 121.12 | 1/2/2030 | | | | |
| | ISO/SAR | 8/18/2020 | 15,520 | 139.84 | 8/18/2030 | | | | |
| | RSA | 3/2/2023 | | | | 3,187 | 708,438 | | |
| | RSA | 3/1/2024 | | | | 7,420 | 1,649,392 | | |
| | RSA | 2/27/2025 | | | | 8,310 | 1,847,230 | | |
| | TSR PSA | 3/2/2023 | | | | | | 9,700 | 2,156,213 |
| | TSR PSA | 3/1/2024 | | | | | | 11,300 | 2,511,877 |
| | TSR PSA | 2/27/2025 | | | | | | 8,430 | 1,873,905 |
| Paul Libner | RSA | 3/2/2023 | | | | 1,177 | 261,635 | | |
| | RSA | 3/1/2024 | | | | 2,840 | 631,304 | | |
| | RSA | 2/27/2025 | | | | 3,180 | 706,882 | | |
| | TSR PSA | 3/2/2023 | | | | | | 3,580 | 795,798 |
| | TSR PSA | 3/1/2024 | | | | | | 4,320 | 960,293 |
| | TSR PSA | 2/27/2025 | | | | | | 3,230 | 717,997 |
| Daniel Breeze | ISO/SAR | 1/2/2019 | 3,500 | 84.64 | 1/2/2029 | | | | |
| | ISO/SAR | 8/13/2019 | 5,460 | 124.60 | 8/13/2029 | | | | |
| | ISO/SAR | 8/18/2020 | 6,250 | 139.84 | 8/18/2030 | | | | |
| | RSU | 3/2/2023 | | | | 967 | 214,954 | | |
| | RSU | 3/1/2024 | | | | 2,780 | 617,966 | | |
| | RSU | 2/27/2025 | | | | 3,360 | 746,894 | | |
| | TSR PSA | 3/2/2023 | | | | | | 2,950 | 655,756 |
| | TSR PSA | 3/1/2024 | | | | | | 4,240 | 942,510 |
| | TSR PSA | 2/27/2025 | | | | | | 3,420 | 760,232 |

| Name | Award | Grant Date | Option Awards | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | Number of Securities Underlying Unexercised Options[1] (#) Exercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units That Have Not Vested[2] (#) | Market Value of Shares or Units of Stock That Have Not Vested[3] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4] (#) | Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($) |
| **Martin Raffield** | RSA | 3/2/2023 | | | | 740 | 164,495 | | |
| | RSA | 9/14/2023 | | | | 60 | 13,337 | | |
| | RSA | 3/1/2024 | | | | 2,460 | 546,833 | | |
| | RSA | 2/27/2025 | | | | 3,070 | 682,430 | | |
| | TSR PSA | 3/2/2023 | | | | | | 2,250 | 500,153 |
| | TSR PSA | 9/14/2023 | | | | | | 190 | 42,235 |
| | TSR PSA | 3/1/2024 | | | | | | 3,740 | 831,365 |
| | TSR PSA | 2/27/2025 | | | | | | 3,110 | 691,322 |
| **Randy Shefman** | ISO/SAR | 8/13/2019 | 2,560 | 124.60 | 8/13/2029 | | | | |
| | ISO/SAR | 1/2/2020 | 1,010 | 121.12 | 1/2/2030 | | | | |
| | ISO/SAR | 8/18/2020 | 4,570 | 139.84 | 8/18/2030 | | | | |
| | RSA | 3/2/2023 | | | | 1,050 | 233,405 | | |
| | RSA | 3/1/2024 | | | | 2,560 | 569,062 | | |
| | RSA | 2/27/2025 | | | | 3,070 | 682,430 | | |
| | TSR PSA | 3/2/2023 | | | | | | 3,190 | 709,105 |
| | TSR PSA | 3/1/2024 | | | | | | 3,900 | 866,931 |
| | TSR PSA | 2/27/2025 | | | | | | 3,110 | 691,322 |

[1]  Represents stock options and SARs that vest ratably over three years commencing on the first anniversary of the grant date.

[2]  Represents RSAs or RSUs. All RSAs and RSUs vest ratably over three years commencing on the first anniversary of the grant date.

[3]  Market value is based on the closing price of our common stock on December 31, 2025 ($222.29).

[4]  Amounts represent target performance for the GEO Shares and TSR shares. If the goals are not met during the vesting period, the performance shares expire unvested.

# Options Exercised and Stock Vested in 2025

This table provides information on the exercise of stock options and SARs and the vesting of restricted shares and performance shares for each of our NEOs during 2025.

| Name | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[2] |
| William Heissenbuttel | 28,840 | 2,606,583 | 9,173 | 2,173,662 |
| Paul Libner | — | — | 3,461 | 750,959 |
| Daniel Breeze | — | — | 5,148 | 772,785 |
| Martin Raffield | — | — | 2,574 | 542,357 |
| Randy Shefman | — | — | 3,228 | 697,618 |

[1]	Value was calculated by multiplying the number of shares exercised by the difference between the market price (closing price) of our common stock at exercise and the exercise price.

[2]	Value was calculated by multiplying the number of shares that vested by the closing market price of our common stock on the vesting date.

# Potential Payments Upon Termination or Change in Control

The table below shows the estimated payments and benefits payable to our NEOs as a result of termination of employment with or without a change in control of Royal Gold. We assume that the applicable trigger event took place on December 31, 2025. The value of accelerated vesting of equity awards is based on the closing market price of our common stock on December 31, 2025 ($222.29).

"Change in control" is defined in each NEO's employment agreement and equity award agreements. In general, for purposes of the table, "involuntary termination" includes an involuntary termination of employment by us without cause or a termination of employment by the executive for good reason.

Pursuant to their employment agreements, upon an involuntary termination without a change in control, each NEO is entitled to a cash payment equal to the sum of (1) the NEO's base salary, *plus* (2) the greater of (i) the average of the annual short-term incentive awards paid to the NEO for the last three full fiscal years prior to the involuntary termination, or (ii) the target short-term incentive award for the year in which the termination occurs (the greater of (i) and (ii), the "bonus amount"), *plus* (3) a prorated bonus amount measured from the end of the most recent year for which an annual short-term incentive award has been paid. Upon an involuntary termination with a change in control, each NEO is entitled to a payment equal to the sum of (1) 1.5 times the NEO's base salary (or 2.5 times base salary in the case of Mr. Heissenbuttel), *plus* (2) 1.5 times the bonus amount (or 2.5 times the bonus amount in the case of Mr. Heissenbuttel), *plus* (3) a prorated bonus amount measured from the end of the most recent year for which an annual short-term incentive award has been paid. In addition, the Company will pay for 12 months of COBRA coverage at active employee rates for executives based in the United States upon an involuntary termination without a change in control or 18 months of COBRA coverage (or 24 months in the case of Mr. Heissenbuttel) upon an involuntary termination with a change in control.

In general, outstanding equity awards vest in full (at maximum, if applicable) upon an involuntary termination of service in connection with a change in control. In the case of an involuntary termination of service outside a change in control:

• unvested stock options and SARs vest in full, although all stock options and SARs held by our NEOs on December 31, 2025 were fully vested;

• outstanding RSAs and RSUs vest in full for executives with at least 15 years of service, including Mr. Heissenbuttel and Mr. Libner as of December 31, 2025;

• for executives with less than 15 years of service, outstanding RSAs and RSUs are forfeited; and

• all TSR Shares are forfeited.

The following table does not show employee benefits that are provided to our employees on a non-discriminatory basis.

| Name | Cash Compensation ($) | Value of Benefits Continuation ($) | Value of Accelerated Vesting of Outstanding Equity Awards | | Total ($) |
|---|---|---|---|---|---|
| | | | Restricted Stock ($) | Performance Stock Awards ($) | |
| **William Heissenbuttel** | | | | | |
| Involuntary Termination without a Change in Control | 2,937,600 | 31,796 | 4,205,060 | — | 7,174,456 |
| Involuntary Termination with a Change in Control | 5,829,300 | 76,749 | 4,205,060 | 13,083,989 | 23,195,098 |
| **Paul Libner** | | | | | |
| Involuntary Termination without a Change in Control | 1,377,600 | 32,962 | 1,599,821 | — | 3,010,383 |
| Involuntary Termination with a Change in Control | 1,845,000 | 63,997 | 1,599,821 | 4,948,175 | 8,456,993 |
| **Daniel Breeze** | | | | | |
| Involuntary Termination without a Change in Control | 1,547,305 | — | — | — | 1,547,305 |
| Involuntary Termination with a Change in Control | 2,072,284 | — | 1,579,815 | 4,716,994 | 8,369,093 |
| **Martin Raffield** | | | | | |
| Involuntary Termination without a Change in Control | 1,330,000 | 27,288 | — | — | 1,357,288 |
| Involuntary Termination with a Change in Control | 1,781,250 | 50,702 | 1,407,096 | 4,130,148 | 7,369,196 |
| **Randy Shefman** | | | | | |
| Involuntary Termination without a Change in Control | 1,330,000 | 21,999 | — | — | 1,351,999 |
| Involuntary Termination with a Change in Control | 1,781,250 | 41,250 | 1,484,897 | 4,534,716 | 7,842,113 |

# CEO Pay Ratio

The ratio of Mr. Heissenbuttel's total compensation for his role as CEO ($5,230,084) to the annual total compensation of our median-compensated employee ($467,055) for 2025 was 11.2 to 1.

We identified our median-compensated employee by examining total cash compensation (salary and short-term cash incentive) paid for 2025 to all employees who were employed by us globally on December 31, 2025, excluding Mr. Heissenbuttel and, as permitted by SEC rules, the five legacy Sandstorm Gold employees hired in connection with our acquisition of Sandstorm Gold in October 2025. No assumptions, adjustments, or estimates were made in respect of total cash compensation, except that we (a) annualized the compensation of any full-time or part-time employee who was not employed with us for all of 2025 and (b) applied the average 2025 foreign exchange rate to Canadian dollars and Swiss francs paid to our Canadian and Swiss employees, respectively.

After identifying the median-compensated employee, we determined the annual total compensation for that employee using the same methodology used to calculate our executives' annual total compensation as set forth in the Summary Compensation Table. We believe this CEO pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

# 2025 Pay Versus Performance

The following table and supporting narrative contain information regarding compensation paid to our NEOs and the relationship to company performance.

We changed our fiscal year-end from June 30 to December 31, effective as of December 31, 2021. To effect the change, we used a six-month transition period from July 1, 2021 to December 31, 2021 (referred to below as "2021 Stub"). Calendar year 2022 was our first full year with a December 31 fiscal year-end. All references in the following table and supporting narrative to fiscal 2021 are to the twelve months ended June 30, 2021, and all references to fiscal 2022, 2023, 2024, and 2025 are to the twelve months ended December 31 of the referenced year.

## Pay Versus Performance Table

| Fiscal Year[1] | Summary Compensation Table Total for PEO ($) | Compensation Actually Paid to PEO ($)[2] | Average Summary Compensation Table Total for Non-PEO NEOs ($) | Average Compensation Actually Paid to Non-PEO NEOs ($)[2] | Value of Initial Fixed $100 Investment Based on: | | Net Income ($ in thousands) | Gross GEO Production (# of ounces)[4] |
| | | | | | TSR ($)[3] | Peer Group TSR ($)[3] | | |
|---|---|---|---|---|---|---|---|---|
| 2025 | $5,230,084 | $3,945,175 | $2,273,253 | $1,880,997 | $190.8 | $290.2 | $471,576 | 303,900 |
| 2024 | 4,184,508 | 1,554,758 | 1,714,725 | 1,053,369 | 111.9 | 114.8 | 332,480 | 305,896 |
| 2023 | 4,282,057 | 4,422,977 | 1,690,815 | 1,705,218 | 101.4 | 103.6 | 239,440 | 315,714 |
| 2022 | 3,060,540 | 3,540,577 | 1,340,295 | 1,519,307 | 93.3 | 97.7 | 238,982 | 340,559 |
| 2021 Stub | 3,148,212 | 2,698,385 | 1,253,741 | 1,098,874 | 86.0 | 104.9 | 138,339 | 189,905 |
| 2021 | 3,042,284 | 2,498,478 | 1,403,420 | 1,160,025 | 92.7 | 110.7 | 302,532 | 316,272 |

[1] Mr. Heissenbuttel served as principal executive officer ("PEO") in each year listed. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

| Fiscal Years | Non-PEO NEOs |
|---|---|
| 2024-2025 | Daniel Breeze, Paul Libner, Martin Raffield, and Randy Shefman |
| 2023 | Daniel Breeze, Mark Isto, Paul Libner, Martin Raffield, and Randy Shefman |
| 2021-2022 | Daniel Breeze, Mark Isto, Paul Libner, and Randy Shefman |

[2] The following table sets forth adjustments to the total compensation reported in the Summary Compensation Table ("SCT") to arrive at compensation actually paid pursuant to SEC rules ("SEC CAP") for 2025. Amounts do not reflect actual compensation earned by or paid to our NEOs during 2025.

| Adjustments | PEO | Non-PEO NEO Average |
|---|---|---|
| SCT Total | $5,230,084 | $2,273,253 |
| Minus: Grant date fair value of equity awards granted during 2025 that remained outstanding at 12/31/2025 | (2,759,437) | (1,052,955) |
| Plus: Fair value at 12/31/2025 of equity awards granted during 2025 that remained outstanding at 12/31/2025 | 3,336,685 | 1,273,141 |
| Minus: Change in fair value measured from 12/31/2024 to 12/31/2025 for awards granted before 2025 and that remained outstanding at 12/31/2025 | (1,539,398) | (512,465) |
| Minus: Change in fair value at vesting date versus 12/31/2024 for awards granted before 2025 that vested during 2025 | (322,759) | (99,977) |
| **SEC CAP** | 3,945,175 | 1,880,997 |

[3] The amounts represent the value at the end of each period of an initial fixed investment of $100 made on June 30, 2020. The peer group consists of the PHLX Gold and Silver Index.

[4] Gross GEO Production, which is a non-GAAP financial measure, is gross gold equivalent ounces of production or "GEOs" calculated for 2025 by dividing our revenues for each metal (with metals other than silver and copper included with gold revenues) by the budgeted metal prices of $2,550 for gold and metals other than silver and copper, $30 for silver, and $4 for copper, and converting silver and copper amounts to gold equivalent amounts using conversion factors based on the budgeted prices. Gross GEO Production differs from the GEO Production that we report in our earnings releases because the GEO Production reported in our earnings releases uses the average LBMA metal prices instead of budgeted metal prices.

# Relationship of SEC CAP to Performance

The following charts illustrate the relationship from 2021 through 2025 of SEC CAP to our PEO and average SEC CAP to our other NEOs to (i) our cumulative TSR and the cumulative TSR of the constituent companies in the PHLX Gold and Silver Index, based on an initial fixed investment of $100 made on July 1, 2020, (ii) our GAAP net income, and (iii) our Gross GEO Production.

## SEC CAP vs. Cumulative TSR



## SEC CAP vs. Net Income



**SEC CAP vs. Gross GEO Production**



## Tabular List of Company Performance Measures

The following table alphabetically lists the financial performance measures we believe were most important in linking SEC CAP to NEOs to company performance during 2025.

| Most Important Financial Performance Measures for 2025 |
| --- |
| Adjusted Cash G&A Expense |
| Gross GEO Production |
| Relative TSR |

Further details on these measures and how they feature in our compensation plans can be found in our Compensation Discussion and Analysis.

## Equity Compensation Plan Information

The following table sets forth information concerning shares of our common stock that are authorized and available for issuance under our equity compensation plans as of December 31, 2025:

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (a) | Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) |
| --- | --- | --- | --- |
| Equity compensation plans approved by stockholders[1] | 362,680[2] | $127.62[3] | 2,286,615 |
| Equity compensation plans not approved by stockholders | — | — | — |

[1] Represents shares issuable under our 2015 LTIP and 2025 Incentive Plan. Excludes stock options assumed upon the closing of the Sandstorm Gold acquisition exercisable for 543,801 shares as of December 31, 2025 with a weighted exercise price of $109.51 per share. No additional awards may be made under the plan pursuant to which the assumed stock options were originally issued.

[2] Represents (a) 2,232 shares issuable under outstanding stock options, (b) 34,681 shares issuable under outstanding SARs, based on the closing price of our common stock on December 31, 2025 ($222.29), (c) 55,142 shares issuable under outstanding restricted stock units, (d) 234,800 shares issuable under outstanding performance shares (at maximum), and (e) 35,825 shares deferred under our Deferred Compensation Plan for non-employee directors.

[3] Weighted-average exercise price does not take into account shares issuable under restricted stock units, performance shares, or deferred shares, which do not have an exercise price.

PROPOSAL 3

# *Ratification of Appointment of Ernst & Young LLP as Independent Auditor*



The Board unanimously recommends that stockholders vote **FOR** the ratification of Ernst & Young LLP as independent auditor.

## Proposal 3

# Ratification of Appointment of Ernst & Young LLP as Independent Auditor

Our Audit Committee has selected Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending on December 31, 2026. Our Board is asking stockholders to ratify this selection. While stockholder approval or ratification is not required, we believe that submitting the appointment of Ernst & Young LLP to stockholders for ratification is good corporate governance. If stockholders do not ratify this appointment, our Audit Committee will take the voting results under consideration. Even if stockholders ratify the appointment of Ernst & Young LLP, the Audit Committee, in its discretion, may change the appointment at any time if it determines that a change would be in the best interest of Royal Gold and our stockholders.

Representatives of Ernst & Young LLP are expected to attend the annual meeting. They will have an opportunity to make a statement if they so desire and will have an opportunity to respond to appropriate questions from stockholders.

## Recommendation

The Board unanimously recommends that stockholders vote "FOR" the ratification of Ernst & Young LLP as independent auditor.

## Vote Required for Approval

The affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is required to ratify the appointment of Ernst & Young LLP.

# Independent Registered Public Accounting Firm Fees and Services

Fees for services rendered by Ernst & Young LLP for the years ended December 31, 2025 and December 31, 2024 were as follows:

|  | 2025 | 2024 |
|---|---|---|
| Audit Fees | $ 1,875,174 | $ 1,012,000 |
| Tax Fees | $ 380,259 | $ 280,400 |
| Total | $ 2,255,433 | $ 1,292,400 |

Audit fees represent fees associated with the audits of Royal Gold and certain of our foreign subsidiaries' annual financial statements, review of our quarterly financial statements, issuance of consents, and review of documents filed with the SEC. Audit fees also include fees associated with the audit of management's assessment and operating effectiveness of Section 404 of the Sarbanes-Oxley Act.

Tax fees represent fees associated with tax compliance, tax return preparation, and tax consulting services. We did not pay any audit-related or other fees to Ernst & Young LLP for 2025 or 2024.

# Preapproval Policies and Procedures

The Audit Committee has adopted a policy requiring advance approval for all audit, audit-related, tax, and other services performed by our independent registered public accounting firm. The policy provides for preapproval by the Audit Committee of specifically defined audit and non-audit services. Unless the specific service has been previously preapproved with respect to a year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform the service. The Audit Committee has delegated to its Chair the authority to approve certain permitted services, provided that the Chair reports these decisions to the Audit Committee at its next scheduled meeting. The Audit Committee or the Chair preapproved all of the services reported in the table above.

# Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements of Royal Gold for the year ended December 31, 2025, and our reporting processes, including internal control over financial reporting, with our management. The Audit Committee has discussed with Ernst & Young LLP, our independent registered public accounting firm for 2025, the matters required to be discussed by applicable Public Company Accounting Oversight Board and Securities and Exchange Commission standards. The Audit Committee has also received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Ernst & Young LLP its independence.

Based on the review and discussions with Royal Gold's auditors and management, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited financial statements be included in Royal Gold's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the Securities and Exchange Commission.

This report has been submitted by the following independent directors, who comprise the Audit Committee of the Board of Directors:

**Jamie Sokalsky, Chair**

**Fabiana Chubbs**

**Ronald Vance**

# Stock Ownership Information

## Directors and Executive Officers

The following table shows the beneficial ownership, as of March 26, 2026, of our common stock by each director, director nominee, NEO, and all current directors and executive officers as a group. The address of each beneficial owner listed in the table is c/o Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, Colorado 80202.

| Name of Beneficial Owner | Common Stock | Stock options / SARs Exercisable within 60 Days | Shares Issuable within 60 Days under Director Deferred Compensation Plan | Total Beneficial Ownership* |
|---|---|---|---|---|
| **Non-Employee Directors and Director Nominees** | | | | |
| **William Hayes** | 6,690 | — | — | 6,690 |
| **Fabiana Chubbs** | 561 | — | 5,646 | 6,207 |
| **Mark Isto** | 20,043 | — | 280 | 20,323 |
| **Jamie Sokalsky** | 11,200 | — | 10,207 | 21,407 |
| **Ronald Vance** | 8,428 | — | 8,578 | 17,006 |
| **Sybil Veenman** | 1,500 | — | 12,237 | 13,737 |
| **Named Executive Officers** | | | | |
| **William Heissenbuttel** | 124,797 | 14,185 | — | 138,982 |
| **Paul Libner** | 15,967 | — | — | 15,967 |
| **Daniel Breeze** | 14,379 | 8,140 | — | 22,519 |
| **Martin Raffield** | 11,063 | — | — | 11,063 |
| **Randy Shefman** | 10,082 | 4,393 | — | 14,475 |
| **All current directors and executive officers as a group (12 individuals)** | 228,992 | 26,718 | 36,948 | 292,658 |

\*      All directors and executive officers as a group own less than 1% of our outstanding common stock. The persons listed have sole voting and investment power with respect to the shares listed.

## Other Beneficial Owners

The following table includes certain information about each person or entity known to us to be the beneficial owner of more than 5% of our common stock, based on our review of documents filed with the SEC.

| Name and Address of  >5% Beneficial Owner | Number of Shares of Common Stock Beneficially Owned | Percent of Common Stock Outstanding* |
|---|---|---|
| Capital World Investors[1]<br>333 South Hope Street, 55th Floor, Los Angeles, CA 90071 | 9,788,500 | 11.5% |
| BlackRock, Inc.[2]<br>55 East 52nd Street, New York, NY 10055 | 6,923,969 | 8.2% |
| Van Eck Associates Corporation[3]<br>666 Third Avenue, 9th Floor, New York, NY 10017 | 5,021,201 | 5.9% |

\*      Based on 84,839,102 shares outstanding as of March 26, 2026.

[1]      As reported by Capital World Investors on Amendment No. 8 to Schedule 13G filed with the SEC on February 13, 2026. Capital World Investors reported that it had sole dispositive over all the reported shares and sole voting power over 9,749,333 of the shares.

[2]      As reported by BlackRock, Inc. on Amendment No. 15 to Schedule 13G filed with the SEC on January 24, 2024. BlackRock reported that it had sole dispositive power over all the reported shares and sole voting power over 6,530,185 of the shares.

[3]      As reported by Van Eck Associates Corporation on Amendment No. 13 to Schedule 13G filed with the SEC on November 12, 2025. Van Eck Associates Corporation reported that it had sole dispositive power over all the reported shares and sole voting power over 5,003,268 of the shares.

# Other Information

## Other Business

We are not aware of any other matters to be brought before the annual meeting. If other matters should come before the annual meeting, each person named in the proxy intends to vote the proxy in accordance with their own judgment on the matters.

## Stockholder Proposals for the 2027 Annual Meeting

| | Proposals to Include in Proxy Statement* | Other Proposals or Nominees to be Presented at the Annual Meeting** |
|---|---|---|
| Deadline for proposal to be received by Royal Gold | On or before December 4, 2026 (120 calendar days prior to anniversary of this year's mailing date) | Between January 21, 2027, and February 20, 2027 (not less than 90 nor more than 120 calendar days prior to the first anniversary of this year's annual meeting)*** |
| What to include in the proposal | Information required by SEC rules | Information required by our Bylaws |
| Where to send the proposal | **By mail to our principal executive office:** Corporate Secretary, Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, CO 80202 | |

\* Proposals must satisfy SEC requirements, including Rule 14a-8.

\*\* Proposals not submitted pursuant to SEC Rule 14a-8 and any director nominees must satisfy our Bylaws requirements. Our Bylaws are available on our website at www.royalgold.com under "Investment Stewardship —Document Library." In addition to satisfying the requirements under our Bylaws, to comply with the universal proxy rules under the Securities Exchange Act of 1934, as amended, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended, no later than March 22, 2027.

\*\*\* If the number of directors to be elected at the 2027 annual meeting is increased and there is no public announcement by us specifying the size of the increased Board at least 100 days before the annual meeting date, the stockholder's notice with respect to nominees for any new positions created by the increase must be received not later than the close of business on the 10th day following the day on which we first make the public announcement.

## Annual Report on Form 10-K

Upon the written request of any record holder or beneficial owner of common stock entitled to vote at the annual meeting, we will provide, without charge, a copy of our Annual Report on Form 10-K for the year ended December 31, 2025, including any financial statements and any required financial statement schedules, as filed with the SEC. Requests for a copy of the annual report should be delivered to our Corporate Secretary, Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, Colorado 80202 or corporatesecretary@royalgold.com.

## Stockholders Entitled to Vote as of Record Date

This proxy statement is furnished to holders of Royal Gold common stock in connection with the solicitation of proxies on behalf of our Board of Directors to be voted at our 2026 annual meeting of stockholders to be held on Thursday, May 21, 2026, at 9 a.m. Mountain Time. Stockholders of record holding shares of our common stock at the close of business on March 26, 2026, the Record Date, are eligible to vote at the virtual annual meeting and any postponements or adjournments of the annual meeting. There were 84,839,102 shares outstanding on the Record Date.

## Internet Availability of Proxy Materials

We will furnish our proxy materials through a "notice and access" model via the internet in accordance with SEC rules. On or about April 3, 2026, we will furnish a "notice of internet availability" to our stockholders of record containing instructions on how to access the proxy materials and vote. In addition, instructions on how to request a printed copy of these materials may be found in the notice of virtual annual meeting. For more information on voting your stock, please see "Voting Your Shares" below.

# Voting Your Shares

Each share of Royal Gold common stock that you own as of the Record Date entitles you to one vote. If you are a stockholder of record, your proxy card shows the number of shares of our common stock that you own. If your stock is held in the name of your broker, bank, or another nominee, the nominee holding your stock will send you a voting instruction form. You may elect to vote in one of three ways:

- **By phone or the internet**—You may vote your shares by following the instructions on your notice card, proxy card, or voting instruction form. If you vote by telephone or the internet, you do not need to return your proxy card.

- **By mail**—If this proxy statement was mailed to you or if you requested that a proxy statement be mailed to you, you may vote your shares by signing and returning the enclosed proxy card or voting instruction form. If you vote by proxy card, your "proxy" (each or either of the individuals named on the proxy card) will vote your shares as you instruct on the proxy card. If you sign and return your proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by our Board (FOR each director nominee and FOR proposals 2 and 3). If you vote by voting instruction form, the bank, broker, or nominee holding your stock will vote your shares as you instruct on the voting instruction form. If you sign and return your voting instruction form but do not give instructions to your bank, broker, or nominee on how to vote your shares, your shares will not be voted on any proposal on which the bank, broker, or nominee lacks discretionary authority to vote (i.e., the bank, broker, or nominee will have discretion to vote only on proposal 3 regarding the ratification of the independent auditor).

- **By voting at the virtual annual meeting**—You may attend the annual meeting virtually and vote your shares through the online platform. All stockholders attending the meeting will be authenticated using your 16-digit control number included in your stockholder materials. You will be able to vote while the polls are open during the virtual annual meeting.

# Instructions for the Virtual Annual Meeting

Our annual meeting will be a completely virtual meeting; there will be no physical meeting location. To participate in the virtual meeting, visit www.virtualshareholdermeeting.com/RGLD2026 and enter the 16-digit control number included on your notice of internet availability of proxy materials, on your proxy card, or on the instructions that accompanied your proxy materials. If you lose your 16-digit control number, you may join the virtual annual meeting as a "Guest," but you will not be able to vote or ask questions. You may begin to log into the meeting platform beginning at 8:45 a.m. Mountain Time on May 21, 2026. The meeting will begin promptly at 9 a.m. Mountain Time on May 21, 2026. The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the latest version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting. If you wish to submit a question prior to the virtual annual meeting, you may do so starting at 8:45 a.m. Mountain Time on May 21, 2026, via the virtual stockholder meeting platform. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints. Questions regarding personal matters are not pertinent to meeting matters and will not be answered. Any questions pertinent to meeting matters that cannot be answered during the meeting due to time constraints will be answered on our website at www.royalgold.com/investors/proxy-materials; the questions and answers will be available as soon as practical after the meeting and will remain available until one week after posting. If you encounter any technical difficulties with the virtual meeting platform on the meeting day, technical support phone numbers will be posted at the bottom of the virtual meeting log-in page. Technical support will be available starting at 8:45 a.m. Mountain Time on May 21, 2026, and will remain available until 30 minutes after the meeting has finished.

# Revocation of Proxy or Voting Instruction Form

You may revoke your proxy at any time before the proxy is voted at the annual meeting. This can be done by submitting another properly completed proxy card with a later date, sending a written notice of revocation to our Corporate Secretary with a later date, or attending and voting at the virtual annual meeting. You should be aware, however, that simply logging onto the virtual annual meeting will not automatically revoke your previously submitted proxy; rather, you must submit your vote at the virtual annual meeting or deliver written notice to us before the start of the virtual annual meeting. Written notices revoking a proxy should be sent to our Corporate Secretary at Royal Gold, Inc., 1144 15th Street, Suite 2500, Denver, Colorado 80202.

# Quorum and Votes Required to Approve Proposals

A majority of the outstanding shares of our common stock entitled to vote, represented in person or by proxy, will constitute a quorum at the virtual annual meeting. Abstentions and broker non-votes will be counted as being present for purposes of determining whether there is a quorum. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote those shares on a proposal because the nominee does not have discretionary voting authority and has not received voting instructions from the beneficial owner with respect to that proposal.

Cumulative voting is not permitted for the election of directors. Under Delaware law, holders of common stock are not entitled to appraisal or dissenters' rights with respect to the matters to be considered at the annual meeting.

| Proposal | Vote Required to Approve Proposals at a Meeting at Which a Quorum Is Present | Broker Non-Votes | Abstentions |
|---|---|---|---|
| 1. Election of Class III Director Nominees | Affirmative vote of a majority of the votes cast | No impact | No impact |
| 2. Advisory Vote on Executive Compensation | | | |
| 3. Ratification of Appointment of the Independent Auditors | | Nominees have the discretion to vote FOR, as ratification of auditors is a routine matter | |

# Tabulation of Votes

American Election Services, LLC will tabulate and certify votes at the virtual annual meeting.

# Solicitation Costs

In addition to solicitation of proxies by mail or by electronic data transfers, our directors, officers, and employees may, without additional compensation, make solicitations by telephone, facsimile, or personal interview. We engaged Saratoga Proxy Consulting LLC to assist us with the solicitation of proxies for a fee of $15,000, plus expenses. We will bear all costs of the solicitation of proxies. We will also reimburse the banks and brokers for their reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners of our common stock.

# Eliminating Duplicate Mailings

We have adopted a procedure called "householding," in accordance with SEC rules. Under this procedure, we deliver a single copy of the notice of virtual annual meeting and, if applicable, our proxy materials and annual report to multiple stockholders who share the same address unless we have received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written request, we will deliver promptly a separate copy of the notice of virtual annual meeting and, if applicable, our proxy materials and annual report to any stockholder.

To receive a separate copy of the notice of virtual annual meeting and, if applicable, our proxy materials and annual report for this or future meetings, stockholders may contact us at the following address:


David Crandall
Corporate Secretary
Royal Gold, Inc.
1144 15th Street, Suite 2500
Denver, Colorado 80202
corporatesecretary@royalgold.com


Stockholders who hold shares in street name (as described under the heading "Voting Your Shares," above) may contact their brokerage firm, bank, broker-dealer, or other similar organization to request information about householding.

# Cautionary Note Regarding Forward-Looking Statements

This proxy statement includes "forward-looking statements" within the meaning of U.S. federal securities laws. Forward-looking statements are any statements other than statements of historical fact. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from these statements.

Forward-looking statements are often identified by words like "will," "may," "could," "should," "would," "believe," "estimate," "expect," "anticipate," "plan," "forecast," "potential," "intend," "continue," "project," or negatives of these words or similar expressions. Forward-looking statements include, among others, statements regarding the following: our expected financial performance and outlook; operators' expected operating and financial performance and other anticipated developments relating to their properties and operations, including production, deliveries, estimates of mineral resources and mineral reserves, environmental and feasibility studies, technical reports, mine plans, capital requirements, liquidity, and capital expenditures; opportunities for, and anticipated benefits from, investments, acquisitions and other transactions; expected benefits from the Sandstorm Gold and Horizon Copper transaction; anticipated liquidity, capital resources, financing, and stockholder returns; borrowings and repayments under our revolving credit facility; the materiality of properties within our portfolio; macroeconomic and market conditions; returns on investments; assumptions related to fair value of equity awards; and prices for gold, silver, copper, and other metals.

Factors that could cause actual results to differ materially from these forward-looking statements include, among others, the following: changes in the price of gold, silver, copper, or other metals; operating activities or financial performance of properties on which we hold stream or royalty interests, including variations between actual and forecasted performance, operators' ability to complete projects on schedule and as planned, operators' changes to mine plans and mineral reserves and mineral resources (including updated mineral reserve and mineral resource information), liquidity needs, mining and environmental hazards, labor disputes, distribution and supply chain disruptions, permitting and licensing issues, other adverse government or court actions, or operational disruptions; the ultimate timing, outcome, and results of integrating the operations of Royal Gold, Sandstorm Gold, and Horizon Copper; failure to realize the anticipated benefits from the acquisition in the timeframe expected or at all; risks associated with joint arrangement interests acquired as part of the acquisition; changes of control of properties or operators; contractual issues involving our stream or royalty agreements; the timing of deliveries of metals from operators and our subsequent sales of metal; risks associated with doing business in foreign countries; increased competition for stream and royalty interests; environmental risks, including those caused by climate change; potential cyber-attacks, including ransomware; our ability to identify, finance, value, and complete investments, acquisitions or other transactions; adverse economic and market conditions; effects of health epidemics and pandemics; changes in laws or regulations governing us, operators, or operating properties; changes in management and key employees; and other factors described in our most recent Annual Report on Form 10-K, including under the caption "Risk Factors," and in our other filings with the SEC. Most of these factors are beyond our ability to predict or control. Other unpredictable or unknown factors not discussed in this proxy statement could also have material adverse effects on forward-looking statements.

Forward-looking statements speak only as of the date on which they are made. We disclaim any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to put undue reliance on forward-looking statements.

# Reference to Other Materials

This proxy statement includes website addresses and references to additional materials found on those websites, which are provided for convenience only. Such websites and materials are not incorporated into this proxy statement by reference.

* * * * * * * * * * * * * *

*BY ORDER OF THE BOARD OF DIRECTORS*

**David Crandall**
Corporate Secretary

Denver, Colorado
April 3, 2026

1144 15th Street, Suite 2500
Denver, Colorado 80202-1161
United States

